Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice to Shareholders dated February 20, 2008 regarding distribution of dividends
2.	Material Notice dated February 20, 2008
3.	Earning Release dated February 20, 2008
4.	Management Report dated February 20, 2008
5.	Financial Statements Years Ended December 31, 2007 and 2006 dated February 20, 2008
6.	Minutes of a Meeting of the Board of Directors dated February 20, 2008

Item 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on February 20, 2008, approved the distribution of dividends, payable from the 2007 net earnings account, in the amount of R$ 240,873,326.74 (two hundred forty million, eight hundred seventy-three thousand, three hundred twenty-six reais and seventy-four cents).

Dividends will be paid from March 07, 2008 without remuneration or monetary restatement. The holders of common and preferred shares will receive the dividend of R$ 1.777031 per share.

The record date to establish the right to receive the dividend will be February 27, 2008 in Brazil and March 03, 2008 in the United States of America. As from February 28, 2008, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 20, 2008.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39

MATERIAL NOTICE

São Paulo, February 20, 2008 - Ultrapar Participações S.A. (“Ultrapar” – BOVESPA: UGPA4 / NYSE: UGP) hereby informs that at this date its Board of Directors decided to assume the commitment with the capital market to join Level II of Bovespa, in another step in the constant improvement of its corporate governance.

Ultrapar is a pioneer in corporate governance, having been one of the first Brazilian companies to grant 100% tag along rights to ordinary shares and the first company to also extent 100% tag along rights to the preferred shares. During almost 10 years of listing on Bovespa and the NYSE, Ultrapar has received numerous awards and recognitions, both national and international, for its good corporate governance practices, attesting to its continuous search for alignment of interests and its commitment with the rights of all shareholders and with the transparency of the information published.

Joining Level ll reinforces company’s commitment with the capital markets, recognizing the material increase in its shareholder basis after receiving the new shareholders from Ipiranga. Adhesion to Level II will be formalized with Bovespa after the conclusion of the last stage of the acquisition of Ipiranga. Such as already occur in Level I, Ultrapar will keep   granting to all the shareholders rights and guarantees, which exceed the requirements made by the rules of Level II of Bovespa, the most prominent being the 100% tag along for all shares category.

São Paulo, February 20, 2008.

André Covre
Financial and Investor Relations Director
Ultrapar Participações S.A.

Item 3

São Paulo, February 20, 2008 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of fuel (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), as well as integrated solutions for special bulk cargoes (Ultracargo), hereby reports its results for the fourth quarter of 2007 and the year 2007.

Investor Relations
E-mail: invest@ultra.com.br
Telefone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Calls/APIMEC

National Conference Call/APIMEC
Date: February 25, 2008
12.30 p.m. (local time)
Location: Hotel Unique (Tavarua Room)
São Paulo - SP
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: February 25, 2008
1.30 p.m. (US time)
Participants in Brazil: 0-800-891-9722
Participants in the US: 1-800-418-6854
International participants: 1 (973) 935-8893
Code: 31433590

APIMEC
Date: February 26, 2008
8:30 a.m. (local time)
Local: Hotel Sheraton (Mercosul Room)
Porto Alegre - RS

Ultrapar Participações S.A.
UGPA4 = R$ 63.00/ share
UGP = US$ 34.64/ ADR
(12/31/07)

After the completion of the Ipiranga’s share exchange, Ultrapar reached a R$ 9 billion market capitalization at the end of the year, almost double that in 2006. In the 4Q07 Ultrapar produced an EBITDA of R$ 221 million, 91% higher than in 4Q06. For the year, Ultrapar's total EBITDA amounted to R$ 779 million, up 51% compared to 2006.

➢   ULTRAPAR COMPLETED THE SHARE EXCHANGE OF RPI, DPPI AND CBPI

➢   ULTRAPAR BECAME PART OF THE IBOVESPA AND MSCI INDEX AND ANNOUNCES ITS COMMITMENT TO JOIN THE LEVEL II OF BOVESPA’S CORPORATE GOVERNANCE

➢   APPROVED THE DISTRIBUTION OF R$ 241 MILLION IN DIVIDENDS OVER 2007, CORRESPONDING TO 132% OF THE CONSOLIDATED NET EARNINGS IN THE PERIOD

➢   APPROVED 2008 INVESTMENT PLAN OF R$ 839 MILLION, FOCUSED ON EXPANSION OF OXITENO’S CAPACITIES AND IPIRANGA´S RETAILER SERVICE STATION

“The year 2007 represented a milestone in the history of Ultrapar, with the purchase of Ipiranga in one of the largest private-sector acquisitions ever undertaken in Brazil. In parallel with this, the investments made in the other businesses have provided operational leverage and have resulted in an improvement in the quality of our products and services. We keep confident in our growth strategy, with significant investments for 2008.”

Pedro Wongtschowski – CEO

Summary of the Fourth Quarter 2007

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar's consolidate all the businesses acquired from 2Q07 onwards. The references to Ipiranga refer to the fuel and lubricant distribution businesses acquired in the South and Southeast and related activities, as well as EMCA. After the Share Exchange, the correspondent portion of the minority interest in Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga was reduced and since October 2007 and Ultrapar started to consolidate 100% of the earnings of that companies in its figures.Except where otherwise mentioned, Ultrapar's financial statements in periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”).

Profit and Loss Data Ultrapar Consolidated	4Q07	4Q06	3Q07	Δ (%) 4Q07vs. 4Q06	Δ (%) 4Q07vs. 3Q07	2007	2006	Δ (%) 2007vs.2006
Net Sales and Services	6,403	1,204	6,163	432%	4%	19,921	4,794	316%
Gross Profit	518	233	479	122%	8%	1,697	934	82%
Operating Profit	137	69	137	98%	0%	486	330	47%
EBITDA	221	115	218	91%	1%	779	516	51%
Net Earnings	83	48	25	71%	237%	182	282	(35%)
Earnings per share*	0.97	0.60	0.30	63%	220%	2.19	3.47	(37%)
Amounts in R$ million (except EPS)
* Calculated based on the weighted average of the number of shares during the period

Operational Data Ultragaz	4Q07	4Q06	3Q07	Δ (%) 4Q07vs. 4Q06	Δ (%) 4Q07vs. 3Q07	2007	2006	Δ (%) 2007vs.2006
Total Volume ('000 tons)	391	388	411	1%	(5%)	1,572	1,544	2%
Bottled	266	267	279	0%	(5%)	1,061	1,058	0%
Bulk	126	121	132	4%	(5%)	511	486	5%

Operational Data Ipiranga	4Q07	4Q06[1]	3Q07	Δ (%) 4Q07v4Q06	Δ (%) 4Q07v3Q07	2007[1]	2006[1]	Δ (%) 2007v2006
Total Volume ('000 m³)	2,982	2,694	2,860	11%	4%	11,169	10,521	6%
Diesel	1,697	1,599	1,711	6%	(1%)	6,591	6,398	3%
Gasoline	805	780	749	3%	8%	3,039	3,035	0%
Ethanol	330	174	252	90%	31%	961	539	78%
NGV	68	65	65	4%	5%	262	229	14%
Fuel oils and kerosene	47	45	47	4%	(1%)	179	200	(10%)
Lubricants and greases	36	31	36	15%	(0%)	137	121	14%

Operational Data Oxiteno	4Q07	4Q06	3Q07	Δ (%) 4Q07vs. 4Q06	Δ (%) 4Q07vs. 3Q07	2007	2006	Δ (%) 2007vs.2006
Total Volume ('000 tons)	168	131	162	29%	4%	621	544	14%
Sales in Brazil	108	96	104	12%	4%	435	386	13%
Sales outside Brazil	61	35	58	74%	4%	186	157	18%

Operational Data Ultracargo	4Q07	4Q06	3Q07	Δ (%) 4Q07vs. 4Q06	Δ (%) 4Q07vs. 3Q07	2007	2006	Δ (%) 2007vs.2006
Effective storage ('000 m3)[2]	286	251	292	14%	(2%)	279	240	17%
Total kilometrage travelled (million)	8.2	8.8	8.3	(6%)	(1%)	33.9	43.0	(21%)
piranga Pro-forma
2  Monthly average

Macroeconomic Indicators	4Q07	4Q06	3Q07	Δ (%) 4Q07vs. 4Q06	Δ (%) 4Q07vs. 3Q07	2007	2006	Δ (%) 2007vs.2006
Exchange-rate average (R$/US$)	1.786	2.152	1.916	(17%)	(7%)	1.948	2.176	(10%)
Brazilian basic interest rate (CDI)	2.6%	3.1%	2.8%			11.8%	15.0%
Inflation in the period (IPCA)	1.4%	1.1%	0.9%			4.5%	3.1%

Highlights

➢
Conclusion of the Share Exchange – In April 2007 Ultrapar acquired the controlling stake of certain companies of the Ipiranga Group, becoming owner of: (i) the fuel and lubricants distribution businesses in the South and SouthEast of Brazil, together with related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Under the terms of the Investment Agreement signed with Petrobras and Braskem, Ultrapar acted as commission agent for the stakes acquired by these companies (notably petrochemical assets, distribution assets in the North, Northeast and Central West, as well as two thirds of the refinery operations). Ipiranga Group acquisition transaction is composed of four stages. The first one was concluded on April 18, 2007, with the acquisition of control by Ultrapar. In November 2007 the second stage of the process was concluded, with the completion of the mandatory tag along tender offers of Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI). In December the Share Exchange of shares issued by RPI, DPPI and CBPI by Ultrapar (“Share Exchange”) was approved at Extraordinary General Meetings of the respective companies, which resulted in the issuance of 55 million preferred shares of Ultrapar to the former shareholders of RPI, DPPI and CBPI. On January 21, 2008 expired the period for the dissident shareholders at the Extraordinary General Meetings to exercise their appraisal rights, with no shareholder opting to exercise it. Currently, the acquisition process is in its final stage, which consists on the spin-off and transfer of the assets to Petrobras and Braskem.

➢
Ultrapar becomes part of the Bovespa Index (Ibovespa) and MSCI index – The issuance of 55 million preferred shares, as a consequence of the Share Exchange, increased Ultrapar's free-float from 32 million shares to 87 million shares, representing the free float 64% of the company's total capital. Ultrapar's shares achieved a new level of liquidity in equity markets in the first 15 trading days with the new free-float, the average trading volume of Ultrapar's shares amounted to R$ 35 million/day, higher than the historic average trading volume of Ultrapar, RPI, CBPI and DPPI combined. This significant increase in the size of the free float also enabled Ultrapar to become part of Ibovespa, the Bovespa index as well as the MSCI index, which is widely recognized in international financial markets.

➢
Ultrapar assumes the commitment to join the Level II of Bovespa´s Corporate Governance – Ultrapar published a Material Event communicating that at this date its Board of Directors decided to assume the commitment with the capital market to join Level II of Bovespa, in another step in the constant improvement of its corporate governance. Joining Level ll reinforces company’s commitment with the capital markets, recognizing the material increase in its shareholder basis after receiving the new shareholders from Ipiranga. Adhesion to Level II will be formalized with Bovespa after the conclusion of the last stage of the acquisition of Ipiranga.

➢
Approval of R$ 241 million in dividends payment – On this date, the Board of Directors of Ultrapar approved the payment of R$ 241 million in dividends, equivalent to R$ 1.78 per share, to be paid from March 7, 2008. This distribution corresponds to 132% of consolidated net earnings in 2007, representing a dividend yield of 3% on Ultrapar's average share price in 2007.

➢
Investment plan of R$839 million approved for 2008 – Ultrapar's Board of Directors approved an investment plan for 2008 of R$ 839 million. It is expected R$ 479 million of investment at Oxiteno, R$ 171 million at Ipiranga, R$ 140 million at Ultragaz and R$ 48 million at Ultracargo. These investments are part of Ultrapar's expansion plan and aim at growing the company through expanding operational scale, through differentiated technology and through the optimization of costs and expenses. This amount does not include any possible acquisitions.

Ultrapar in the Macroeconomic Scenario

The operational-economic environment in the fourth quarter of 2007 confirmed the trend of increasing dynamism in the Brazilian economy, driven by the expansion in the domestic consumer market. The increasing purchasing power of the Brazilian population, combined with the reduction in Brazil’s basic interest rates, a stable inflation scenario and greater credit availability, has resulted in growth in the three sectors of the economy – services, industry and agriculture – with particular emphasis on the strong performance in the construction sector and automotive industry. According to statistics published by Brazilian Central Bank, it is estimated that Brazilian's GDP increased by more than 5% in 2007, after years of modest performance. The attention point in the Brazilian macroeconomic scenario this year was the 10% appreciation of the Brazilian Real against the US Dollar, resulting in the fourth year running with appreciation of the Brazilian's average exchange rate, with effects on the industrial sector, which has been losing competitiveness both in the international and the domestic market, as a result of imports.  Additionally, the continuous increase in international oil prices, rising from US$ 65/barrel in 2006 to US$ 73/barrel in 2007 has put pressure on costs in the economy as whole, particularly the petrochemical industry. On the international front, the global economy continued to present a strong pace of activity expanding, mainly as a result of China and India. However the depth of the real-estate credit crisis in the United States has brought up an uncertainty about the global economic growth in 2008.

In the fourth quarter of 2007, the Brazilian LPG market increased by 2.8%, compared to the fourth quarter in 2006, influenced by the increased dynamism in the Brazilian economy. In the same period, the volume sold of Ultragaz grew 1%, as a result of increased competition in the sector from the third quarter of the year onwards. As a consequence, EBITDA at Ultragaz amounted to R$ 51 million in 4Q07, compared to R$ 58 million reported in the fourth quarter of 2006. For the year, EBITDA at Ultragaz totaled R$ 252 million, 10% lower than 2006, impacted by the results in the second half of the year.

The good performance of the economy, particularly the automotive industry, contributed to an increase of 11% in Ipiranga's sales volume in the fourth quarter of 2007. In 2007, 2.5 million new vehicles were registered, 28% higher than the amount registered in 2006, specially the registration of flex-fuel cars, which increased by 40% in the period. Also, during 2007, 23 investment announcements were made by the car manufacturers in Brazil, to cope with the growing demand for vehicles in the country. The increase in sales volume and the improvements in the legislation and inspection in the fuel sector resulted in Ipiranga reporting EBITDA of R$ 112 million in 4Q07, 11% higher than the Pro-forma EBITDA reported in 4Q06. Ipiranga's Pro-forma EBITDA for 2007 amounted to R$ 420 million, up 20% on 2006.

At Oxiteno, the improved performance of the economy, commercial initiatives and the development of new products and the coming on stream of additional specialty chemicals production capacity, as well as the acquisitions made, resulted in a record volume of 168,000 tons in 4Q07, an increase of 29% on 4Q06. Despite the adverse effects of the appreciation in the Brazilian Real on Oxiteno's revenues and the increase in the cost of raw materials, particularly the increase in the unit cost of ethylene in dollar per ton, the growth in sales volume and the recovery in prices in dollar, resulted in an EBITDA of R$ 49 million in 4Q07, an increase of 7% on 4Q06, and up 39% on 3Q07 - being the 4Q07, the second quarter in sequence that Oxiteno presents an improvement of 43% in EBITDA/ton in dollar compared to 3Q07. For the year 2007 EBITDA at Oxiteno totaled R$ 155 million, a decrease of 19% compared to 2006.

At Ultracargo, the improved performance at the Suape and Aratu terminals was offset by non-recurring items of R$ 2.5 million in the costs disbursed on 4Q07, resulting in a reduction of 21% in EBITDA in 4Q07, compared to 4Q06. EBITDA for 2007 as a whole totaled R$ 43 million, 13% up on the same period in 2006.

As a result, Ultrapar's consolidated EBITDA totaled R$ 221 million in 4Q07, up 91% compared to 4Q06. For 2007, Ultrapar's EBITDA amounted to R$ 779 million, up 51% on 2006.

Quarterly EBITDA
R$ million

Operational Performance

Ultragaz–The Brazilian LPG market increased by 2.8% in 4Q07, compared to 4Q06, reflecting the improved performance of the economy and the increase in Brazilian population income. Sales volume at Ultragaz in 4Q07 totaled 391,000 tons, up 1% on the sales volume reported in 4Q06. Ultragaz's sales in the bulk segment (Ultrasystem) showed an increase of 4% (5,000 tons) in 4Q07, compared to 4Q06, as a consequence of winning of new clients and the increased activity in the Brazilian economy. In the bottled segment, Ultragaz's volume remained practically stable compared to 4Q06, at 266,000 tons, as a result of a more competitive environment in the sector in the second half of the year. Compared to 3Q07, Ultragaz's sales volume was 5% down, as result of the seasonal reduction in volume between the two periods. In 2007, Ultragaz's total sales volume amounted to 1,572,000 tons, 2% higher than in 2006, in line with the market growth.

Sales Volume – Ultragaz (in '000 tons)

Ipiranga – The increase in vehicle sales and the improvements made to legislation and inspection implemented in the sector, for example ANP resolution number 7, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous ethanol, all had a positive influence on Ipiranga's sales volume, which in 4Q07 amounted to 2,982,000 cubic meters, an increase of 11% on the Pro-forma figure in 4Q06. The main highlights were: (i) the combined volume of gasoline, ethanol and NGV, which increased by 18% (183,000 cubic meters), with emphasis to the 90% increase in ethanol sales as a result of the expansion of Brazilian's fleet, particularly of flex-fuel vehicles, and the improvements implemented in the sector and (ii) diesel volume, which increased by 6% in the period (98,000 cubic meters), as a consequence of increased economic activity. Compared to 3Q07, Ipiranga showed an increase of 4% in sales volume (123,000 cubic meters), reflecting the seasonal variation between the periods, and the 31% increase (78,000 cubic meters) in ethanol sales volume, the latter related to the improvements made to legislation in the sector and the record sugarcane harvest in 2007. In 2007 Pro-forma Ipiranga's sales volume amounted to 11,169,000 cubic meters, 6% higher than in 2006.

Sales Volume– Ipiranga (‘000 m³)

Oxiteno - Oxiteno's sales volume in 4Q07 totaled 168,000 tons, 29% higher than in 4Q06, with significant growth being seen in almost all the segments and geographical areas, keeping the quality of sales mix, as a result of the investment made in the production capacity expansions. In the domestic market, sales volume increased by 12% (12,000 tons), being the volume of specialty chemicals up by 23% (18,000 tons), due to the strong performance of the Brazilian economy and the development of new products, which resulted in gains in market share, mainly on the cosmetic and detergent, paint and varnish and agrochemical segments. Glycols sales volume in the domestic market was down by 31% (6,000 tons), due to the suspension of operations at two PET production plants in the country. In the international market, sales volume was 73% (26,000 tons) higher than 4Q06, due to: (i) increase of 14,000 tons in glycol sales volume, as a result of a restriction in the supply of glycols in the international market, due to operational problems at a plant in the Middle East, and (ii) the increase of 11,000 tons in the specialty chemicals sales volume, as a consequence of the opening of sales offices in Argentina and the United States, the acquisition of Oxiteno Andina and the increased sales at Oxiteno México. As a result of the same factors, Oxiteno's total sales volume was up by 4% (7,000 tons) compared to 3Q07, despite the fact that the fourth quarter is usually seasonally weaker. For 2007 as a whole, total sales volume amounted to 621,000 tons, 14% higher than the sales volume in 2006, mainly in specialty chemicals, for which sales volume increased 18% in the period, increasing their share of overall sales volume for the year to 76%.

Sales Volume – Oxiteno ('000 tons)

Ultracargo – Average storage volumes at Ultracargo in 4Q07, measured in cubic meters, were 14% higher than in 4Q06, mainly due to the expansion at the Suape and Aratu terminals. In comparison to 3Q07, there was a decrease of 2%, as a result of the reduction in the volume stored at the ethanol terminal at Santos, in accordance with the usual seasonal variation seen between these two quarters. In the transport segment, total kilometrage travelled was down 6% and 1% compared to 4Q06 and 3Q07, respectively, as a result of Ultracargo's decision to concentrate its operations on the providing of differentiated services. In 2007, Ultracargo's average storage volume in cubic meters showed an increase of 17% on 2006, while kilometrage travelled dropped by 21%.

Average occupancy rate m³ ('000)	Kilometrage travelled (million)

Economic-Financial Performance

Net Sales and Services – Ultrapar's consolidated net sales and services in 4Q07 amounted to R$ 6,403 million, 432% higher than the net sales in 4Q06, due to Ipiranga´s acquisition, and 4% higher than the net sales in 3Q07. Taking Pro-forma figures for Ultrapar in 4Q06, net sales and services were up 4%. For 2007 as a whole, net sales and services at Ultrapar totaled R$ 19,921 million, up 316% on 2006, as a result of the addition of Ipiranga revenues from 2Q07 onwards.

Net Sales and Services (in R$ million)

Ultragaz – Net sales and services at Ultragaz amounted to R$ 771 million in 4Q07, down 1% compared to 4Q06, as a consequence of the increased competition in this quarter. Compared to 3Q07, net sales were down by 5%, in line with the variation in sales volume. For 2007, Ultragaz's net sales totaled R$ 3,113 million, up 2% compared to 2006, in line with the variation in sales volume.

Ipiranga – Net sales at Ipiranga totaled R$ 5,091 million in 4Q07, 3% higher than the Ipiranga Pro-forma figures for 4Q06. Despite the 11% increase in sales volume and the benefits from improved legislation and  inspection of the sector, net sales were impacted by the variation in the price of anhydrous and hydrated ethanol, as a result of the record Brazilian sugarcane harvest in 2007, and the reduction in the rate of ICMS tax in the state of Rio Grande do Sul. Compared to 3Q07, net sales were up 4%, in line with the growth in volume. In 2007, Pro-forma net sales of Ipiranga totaled R$ 19,473 million, up 2% compared to the Ipiranga's Pro-forma net sales in 2006.

Net sales breakdown by product – Ipiranga

Oxiteno – Oxiteno´s net sales and services amounted R$ 481 million in 4Q07, 24% and 14% higher than 4Q06 and 3QO7, respectively, due to: (i) increases in sales volume of 29% and 4% respectively, and (ii) the price recovery in dollar terms, as a result of commercial initiatives of the company and better glycol prices in the international market. The benefits from these factors were to some extent offset by the appreciation of the Brazilian Real against the US dollar, of 17% and 7% compared to 4Q06 and 3Q07, respectively. Net sales in 2007 amounted to R$ 1,686 million, up 9% compared to 2006, as a result of: (i) a 14% increase in sales volume, (ii) an improvement in sales mix and (iii) a recovery in international prices, partially offset by the 10% appreciation in the Brazilian Real.

Ultracargo – Net revenue from services at Ultracargo amounted to R$ 59 million in 4Q07, up 8% on 4Q06, as a result of: (i) the expansion in storage operations at the Suape and Aratu terminals and (ii) the new internal logistics operations, with the acquisition of Petrolog in 2Q07, partly offset by the reduction in kilometrage travelled. Compared to 3Q07, net revenue was practically unchanged. For 2007 as a whole, net revenue at Ultracargo totaled R$ 229 million, in line with the revenues reported in 2006 – the 18% increase in net storage revenues was partially offset by the reduction in transport revenues as a result of the decision of Ultracargo to concentrate its transport operations on the providing of differentiated services.

Cost of Products Sold– Ultrapar's cost of products sold amounted to R$ 5,885 million in 4Q07, 506% higher than in 4Q06, basically as a result of the acquisition of Ipiranga, and 4% higher than in 3Q07. Considering Pro-forma figures for Ultrapar in 4Q06, the cost of products sold would have increased by 4%. In 2007, Ultrapar's cost of products sold amounted to a total of R$ 18,224 million, up 372% compared to 2006, as a result of the addition costs of Ipiranga from 2Q07 onwards.

Ultragaz – The cost of products sold at Ultragaz totaled R$ 662 million in 4Q07, up 1% compared to 4Q06, and down 5% compared to 3Q07, both in line with the variation in sales volume in the respective periods. In 2007, Ultragaz's cost of products sold amounted to R$ 2,644 million, up 3% compared to 2006.

Ipiranga – Ipiranga's cost of products sold amounted to R$ 4,798 million in 4Q07, up 3% compared to Pro-forma figures for Ipiranga in 4Q06, lower than the increase of 11% in the volume sold as a result of the variation in the cost of ethanol, as a consequence of the record sugarcane harvest in 2007 and the reduction in the rate of ICMS tax in the state of Rio Grande do Sul. Compared to 3Q07, the company's cost of products sold was up by 4%, in line with the variation in sales volume in the period. For 2007, Ipiranga's cost of products sold, on a Pro-forma basis, amounted to R$ 18,412 million, up 2% compared to the Pro-forma figures for 2006.

Oxiteno – Oxiteno's cost of products sold in 4Q07 amounted to R$ 382 million, up 29% compared to 4Q06, in line with the increase in sales volume. The increase in unit costs, specially the 17% increase in the unit cost of ethylene in dollar, was offset by the 17% appreciation in the Brazilian Real. Compared to 3Q07, Oxiteno's cost of products sold was up 10%, basically as a consequence of the 4% increase in sales volume and the increase in the unit cost of ethylene, in dollar, of 8%. In 2007, Oxiteno's cost of products sold totaled R$ 1,359 million, up 14% compared to 2006, basically due to the 14% increase in sales volume.

Ultracargo – The cost of services provided by Ultracargo in 4Q07 amounted to R$ 41 million, up 22% and 12% compared to 4Q06 and 3Q07, respectively. Ultracargo's costs were impacted by non-recurring items in 4Q07, of R$ 4 million, being R$ 1.5 million related to depreciation costs. In addition, the higher volumes stored and the addition of costs from Petrolog also pushed up costs compared to 4Q06. For 2007 as a whole, the cost of services provided by the company amounted to R$ 145 million, unchanged compared to 2006.

Sales, General and Administrative Expenses– Ultrapar's sales, general and administrative expenses amounted to R$ 389 million in 4Q07, 138% higher than in 4Q06, as a result of the acquisition of Ipiranga. Compared to 3Q07, sales, general and administrative expenses were up 13%. Taking Pro-forma figures for Ultrapar in 4Q06, sales, general and administrative expenses would have increased by 11%. For 2007, sales, general and administrative expenses for Ultrapar totaled R$ 1,223 million, up 102% compared to 2006, as a result of the consolidation of Ipiranga's expenses from 2Q07.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 88 million in 4Q07, 3% down on 4Q06, mainly as a result of certain non-recurring expenses that were booked in 2006. Compared to 3Q07, the company's sales, general and administrative expenses were up 5%, basically as a consequence of collective wage increases and advertising and marketing expenses related to Ultragaz's 70-year institutional campaign. In 2007, sales, general and administrative expenses amounted to R$ 338 million, 3% higher than in 2006, as a result of the factors outlined above.

Ipiranga – Sales, general and administrative expenses at Ipiranga amounted to R$ 207 million in 4Q07, up 20% and 16% compared to the Pro-forma figures in 4Q06 and 3Q07, respectively, basically as a function of: (i) increased sales volume, mainly impacting freight expenses, (ii) higher expenses on advertising and marketing arising from projects such as the Ipiranga Zero Carbon Card, Clube VIP (VIP Club) and Clube do Milhão (Million Club) and (iii) an increase in variable remuneration, in line with the improvement in earnings. In 2007, Pro-forma sales, general and administrative expenses amounted to R$ 738 million, 8% higher than the Pro-forma figure for 2006, basically as a result of the factors outlined above.

Oxiteno – Oxiteno's sales, general and administrative expenses totaled R$ 62 million in 4Q07, 10% and 19% higher than in 4Q06 and 3Q07, respectively, as a result of increased sales volume, mainly impacting freight expenses, the consolidation of Oxiteno Andina, and higher personnel expenses as a result of a collective wage increase, partially offset by a reduction in expenses on commission agents, due to the opening of sales offices in Argentina and the United States. In 2007, Oxiteno's sales, general and administrative expenses totaled R$ 222 million, up 5% compared to 2006.

Ultracargo – Sales, general and administrative expenses at Ultracargo totaled R$ 19 million in 4Q07, up 10% compared to 4Q06 and 3Q07, as a result of the collective wage increases and the addition of expenses of Petrolog. In 2007, sales, general and administrative expenses amounted to R$ 70 million, down 1% compared to 2006.

EBITDA– Ultrapar presented consolidated operational cash generation (EBITDA), of R$ 221 million in 4Q07, up 91% compared to 4Q06 due to Ipiranga’s acquisition, and practically unchanged on 3Q07. Taking Pro-forma figures for Ultrapar in 4Q06, EBITDA would have increased by 3% compared to 4Q06. For 2007, Ultrapar's EBITDA amounted to R$ 779 million, up 51% on 2006, basically due to the addition of Ipiranga´s EBITDA from 2Q07.

EBITDA (in R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 51 million in 4Q07, down 12% compared to 4Q06, and down 17% compared to 3Q07, as a result of: (i) a more competitive market in this quarter and (ii) the typical seasonal variation between the third and fourth quarters. For 2007, EBITDA at Ultragaz totaled R$ 252 million, down 10% on the previous year, basically due to a more competitive market in the second half of the year.

Ipiranga – Ipiranga reported EBITDA of R$ 112 million in 4Q07, up 11% compared to Pro-forma figures for 4Q06, mainly as a result of increased sales volume, the measures implemented to improve legislation and inspection measures in the fuel sector and the effects derived from the record sugar cane harvest in 2007. Compared to 3Q07, EBITDA was up 5%, basically as a result of increased sales volume. In 2007, Pro-forma Ipiranga´s EBITDA totaled R$ 420 million, up 20% compared to 2006, as a result of increased sales volume, the measures implemented to improve the legislation and inspection measures in the fuel sector and the effects derived from the record sugar cane harvest in 2007.

Oxiteno – EBITDA at Oxiteno totaled R$ 49 million in 4Q07, up 7% compared to 4Q06, basically as a result of increased sales volume and a recovery in prices, in dollar terms, partially offset by the 17% appreciation in the Brazilian Real and the increase in the cost of raw materials, specially ethylene. Compared to 3Q07, EBITDA was up 39%, basically as a consequence of higher sales volume and a recovery in prices in dollar terms. In addition to the improvement in EBITDA quarter-on-quarter, Oxiteno´s EBITDA/ton in dollar terms improved by 43%, rising from US$ 114/ton in 3Q07 to US$ 164/ton in 4Q07. For 2007, Oxiteno's EBITDA totaled R$ 155 million, 19% less than in 2006, as a result of the 10% appreciation in the Brazilian Real and the increase in the cost of raw material, notably ethylene.

Ultracargo – Ultracargo reported EBITDA of R$ 7 million, down 21% compared to 4Q06, basically as a result of certain non-recurring costs recognized in 4Q07. Compared to 3Q07, EBITDA was down 42% as a result of the reduction in the volume stored at the ethanol terminal at Santos and non-recurring costs. In 2007 Ultracargo's EBITDA totaled R$ 43 million, up 13% compared to 2006, due to the expansion in storage operations and the acquisition of the internal logistics business of Petrolog.

Financial Result – Ultrapar presented net financial expense of R$ 54 million in 4Q07, compared to net financial expense of R$ 1 million in 4Q06. The increase in financial expenses in 4Q07 basically reflects the temporary increase in Ultrapar’s net debt as a result of the disbursements related to the Ipiranga acquisition and non-recurring effects of PIS/Cofins tax. Ultrapar ended 2007 with a net debt of R$ 1,434 million, compared to a net cash of R$ 121 million in 4Q06, due to the Ipiranga acquisition. In December 2007 Ultrapar's total receivables from Petrobras and Braskem amounted to R$ 1,752 million, referring to the stake incorporated of the petrochemical and fuel distribution assets acquired from the Ipiranga Group in the name of these companies. This amount will be received by Ultrapar on the fourth stage of the acquisition process.

Benefits of Tax Holidays – In 4Q07 Oxiteno recognized the tax benefit generated during the year 2007 related to the Camaçari unit, which totaled R$ 21.7 million and was deducted of the income tax and social contribution in 4Q07. In December 2006 the income tax exemption enjoyed by Oxiteno's unit at Camaçari expired and a request was filed with ADENE (Northeast Development Agency), responsible for this incentive program, asking for a 75% reduction in income tax until 2016, which was deferred on May 25, 2007. On July 3, 2007 the report issued by ADENE was sent to the Federal Tax Authorities for approval, being the time limit of 120 days. On October 31, 2007, this time limit expired, allowing the company to automatically recognize the full benefits of the tax reduction requested, retroactively to January 1st, 2007.

Minority Interest – Ultrapar's minority interest amounted to R$ 1 million in 4Q07, lower than the R$ 52 million reported in 3Q07, reflecting the minority shareholder stake in Ipiranga. After the Share Exchange in December 2007, Ultrapar started to consolidate 100% of the results of the assets acquired since October 2007 onwards.

Goodwill on the acquisition of Ipiranga– The acquisition of Ipiranga resulted in goodwill  of R$ 484 million, which is being amortized over a period of 10 years. In 4Q07, the amortization of this goodwill totaled R$ 12 million.

Net earnings – Ultrapar's net consolidated earnings in 4Q07 amounted to R$ 83 million, 71% higher than the net earnings in 4Q06, basically due to the consolidation of the results of Ipiranga from 2Q07, and the recognition of Oxiteno's tax benefit in 4Q07, retroactively to January. Compared to 3Q07, this improvement was also due to the Share Exchange, with the consequent reduction in minority interest and the recognition of Oxiteno's tax benefit.

Investments– Total investment, net of divestments and repayments, amounted to R$ 1,410 million in 4Q07, distributed as follows:

•	At Ultragaz, R$ 41 million was invested to expand its bulk distribution system (Ultrasystem), as well as on the purchase and renewal of gas bottles and tanks.

•
At Ipiranga, R$ 59 million was spent mainly on the renewal of contracts and improvements at fuel service stations and distribution facilities, and investment related to information technology. Of the total investments, R$ 29 million referred to addition of property, plant and equipment, net of disposals, R$ 17 million referred to financing customer activities[1], net of repayments, and R$ 12 million referred to leased equipment.

•
At Oxiteno, the R$ 126 million invested was basically spent on expanding production capacity, particularly the building of the fatty alcohols plant, expansion of specialty chemicals production and expansion of ethylene oxide production capacity at Mauá facility.

•	Ultracargo invested R$ 15 million, mainly on improvements at its terminals, the purchase of trucks, the construction of a new warehouse and in implementation of systems.

•
Acquisitions amounted to R$ 1,169 million in 4Q07, reflecting (i) the stakes of Ultrapar in the mandatory tag along tender offers and the Share Exchange and (ii) the buyback of the company's shares to be held in treasury.

Investment in PPE, intangible and deferred assets 4Q07*	R$ million	% of total
Ultragaz	41	19%
Ipiranga	29	14%
Oxiteno	126	59%
Ultracargo	15	7%
Ultrapar parent company	1	0%
Ultrapar	212	100%
*Net of disposals

1 Financing and bonuses for clients are included under working capital in the cash flow statement

Total investments in 2007 amounted to R$ 2,687 million. Focused in the same areas above, Ultragaz invested R$ 129 million, Ipiranga R$ 144 million (of which R$ 79 million in financing and bonuses to customers, net of repayments, and leasing operations), Oxiteno R$ 453 million and Ultracargo R$ 44 million.

In addition to investing in the organic growth of its operations, Ultrapar also considers acquisitions as an important resource of creating value for its shareholders. Keeping this philosophy, in 2007 approximately R$ 1.9 billion was invested in acquisitions, most of it in Ipiranga´s transaction, which also included the assumption of the existing net debt at the company, of approximately R$ 0.5 billion at the time of the acquisition.

The investment plan for 2008, excluding acquisitions, amounts to R$ 839 million, R$ 140 million to be invested in Ultragaz, R$ 171 million in Ipiranga, R$ 479 million in Oxiteno and R$ 48 million in Ultracargo. At Ultragaz, investments basically involve expansion of bulk LPG distribution (Ultrasystem), the strengthening of the company's operations in the North and Northeast of Brazil and the execution of the DME (propellant in the aerosol market) project. At Ipiranga the main investments will be made on expanding the company's service station distribution network and carrying out operational improvements. Planned investments at Oxiteno comprise: (i) the completion of the fatty alcohol plant, (ii) the conclusion of expansion of the ethylene oxide production capacity at Mauá and expansion at Camaçari and (iii) expansion in the specialty chemicals production capacity. At Ultracargo, investment will be allocated to the expansion of its terminals and internal logistics operations.

Ultrapar In the Capital Markets

As part of the Ipiranga acquisition process, Ultrapar carried out two important corporate transactions in capital markets: the mandatory tag along tender offers as a result of the acquisition of control of Ipiranga and the Share Exchange, through the exchange of the shares of RPI, DPPI and CBPI for preferred shares of Ultrapar. The Share Exchange resulted in (i) greater alignment of interests of all the company´s shareholders, (ii) an increase in the liquidity of the company shares, due to expansion of the shareholder base, as a result of the concentration of all the shareholders of the listed companies of the Ipiranga Group into one company, Ultrapar, with shares traded on São Paulo Stock Exchange (Bovespa) and in New York (NYSE), and (iii) extension of Ultrapar's recognized corporate governance standards to all the shareholders of RPI, DPPI and CBPI, notably regarding the 100% tag along rights for preferred shares. The Share Exchange was completed in December 2007, with the issuance of 55 million preferred shares, increasing Ultrapar's free float from 32 million shares to 87 million shares, now the free float representing 64% of the company's total capital. This significant increase in the size of the free float also enabled Ultrapar to become part of Ibovespa, the Bovespa index as well as the MSCI index, which is widely recognized in international financial markets.

Ultrapar's shares have reached a new level of liquidity in the stock market, with a 58% increase in the average daily volume traded in 2007, compared to the same period in 2006, considering the combined volume in Bovespa and NYSE. Financial volume traded in 2007 amounted to R$12 million/day, taking into account the trading in Bovespa and NYSE, compared to an average of R$ 5 million/day in the previous year, an increase of more than 150%. In addition in the first 15 trading days with a larger free float after the Share Exchange, Ultrapar's average daily financial volume reached R$ 35 million per day, higher than the historical average of Ultrapar, RPI, CBPI and DPPI, combined. The average price of Ultrapar's shares in 2007 was 63% higher than 2006 in Bovespa and 81% in NYSE. In the same period, the main indexes of these markets, the Ibovespa and the Dow Jones, appreciated by 40% and 15%, respectively. Ultrapar ended 2007 with a market value of R$ 9 billion, 115% higher than at the end of 2006, as a result of the appreciation of its shares and the issuance of new shares in December.

UGPA4 vs UGP (ADR)	Ultrapar shareholding base (millions of shares)

Market capitalisation in R$ billion	Dividends Declared in R$ million

Dividends of R$ 241 million were declared for the financial year 2007, representing 132% of consolidated net earnings in the year. Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, having ensured its continuing sound financial position, distributes its excess cash in the form of dividends to its shareholders.

Outlook

2007 represented a milestone in Ultrapar's history, with the acquisition of Ipiranga in one of the largest private-sector acquisitions ever seen in Brazil. At Ipiranga, the good results reported after the acquisition and the good performance in Brazil's fuel market, reinforce our conviction in the investment decision. The increase in the Brazilian population income, higher credit availability, the accelerated growth of the vehicle fleet and the improvement in the legislation in the sector should be the growth drivers of this market. In addition, we will be seeking the reinsertion of Ipiranga in the remainder of the country aiming at becoming a nationwide player again. In 2008, Ultragaz should benefit from the expansion of its operations in the states of Pará and Maranhão, as well as from the decision to invest in the expansion of its product portfolio, with the inclusion of DME for the gas propellant market. Oxiteno will follow its strategy of achieving growth with increased operational scale and differentiated products, aiming to achieve a leadership position in the Americas and the development of alternatives to increase its profitability and minimize the adverse effects of the successive oil price increases and the appreciation of the Brazilian Real, whether through the development of products with a higher added value, or through the access to renewable raw material and at a more competitive price. The new fatty alcohols plant and the expansion to the production of ethylene oxide and specialty chemicals at Mauá, is part of this strategy, and should benefit sales volumes in 2008. Oxiteno will continue with its process of internationalization, through the opening of offices in Europe and Asia, seeking investment opportunities in the sector, following the example of the acquisitions made in 2007. Ultracargo will continue to invest in the expansion of its strategically located assets, at Brazil's major logistics junctions and in search for new acquisitions, such as the case of Petrolog, acquired in 2007.

Forthcoming events

APIMEC/ Conference call/Webcast for analysts: February 25, 2008

Ultrapar will be holding an APIMEC meeting and conference call for analysts on February 25, 2008 to comment on the performance of the company in the fourth quarter of 2007 and the outlook for the future. The presentation will be available for download on the company's website 1 hour before the start of the conference calls.

In Brazil: 12.30 p.m. (local time)

Location: Hotel Unique (Tavarua Room), São Paulo - SP
For connection please call 5 minutes before the conference call on telephone number 55 11 2188-0188
Code: Ultrapar

International: 3.30 p.m. (local time)/ 1:30 p.m. (US time)

Participants in Brazil: 0-800-891-9722
Participants in the US: 1-800-418-6854
International participants: 1 (973) 935-8893
Code: 31433590

APIMEC: February 26, 2008

Ultrapar will be holding an APIMEC meeting for analysts on February 26, 2008, to comment on the company's performance in the fourth quarter of 2007, and the outlook for the future.

Local: Hotel Sheraton (Room Mercosul), Porto Alegre - RS

WEBCAST live by Internet on site www.ultra.com.br.  Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as:  "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial focus	4Q07	4Q06	3Q07	2007	2006
EBITDA margin Ultrapar	3%	10%	4%	4%	11%
Net margin Ultrapar	1%	4%	0%	1%	6%
Productivity	4Q07	4Q06	3Q07	2007	2006
EBITDA R$/ton Ultragaz	131	151	151	160	182
EBITDA R$/m3 Ipiranga[1]	28	31	31	32	29
EBITDA R$/ton Oxiteno	292	353	219	249	353
Focus on human resources	4Q07	4Q06	3Q07	2007	2006
Number of Ultrapar employees	9,653	6,885	9,684	9,653	6,885
Number of Ultragaz employees	4,467	4,424	4,479	4,467	4,424
Number of Ipiranga[2]employees --	2,317	2,430	2,342	2,317	2,430
Number of Oxiteno employees	1,441	1,263	1,460	1,441	1,263
Number of Ultracargo employees	1,193	981	1,186	1,193	981
Focus on capital markets	4Q07	4Q06	3Q07	2007	2006
Number of shares (million)	136,096	81,325	81,325	136,096	81,325
Market capitalisation [3]– R$ million	9,082	3,707	5,294	9,082	3,080
Bovespa
Average daily volume ('000 shares)	108,710	71,254	111,152	119,318	64,655
Average daily volume (R$ '000 shares)	7,252	3,204	7,258	7,319	2,449
Average share price (R$ /share)	66,7	45,0	65,3	61,3	45,0
NYSE
Number of ADRs[4] ( '000 ADRs)	10,398	11,795	9,992	10,398	11,795
Average daily volume (ADRs)	37,316	49,505	64,725	73,433	57,943
Average daily volume (US$ '000)	1,396	1,067	2,194	2,281	1,008
Average share price (US$ / ADRs)	37.4	22.6	33.9	31.1	21.6
Total[5]
Average daily volume ('000 shares)	146,026	120,759	175,878	192,751	122,598
Average daily volume (R$ '000 shares)	9,745	5,504	11,450	11,781	4,639

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1 Just for the sales of fuels and lubricants.  The information for 2006 and 1Q07–this latter included in 9M07 –consists of pro forma figures, unaudited, inserted only to provide a basis of comparison
2 The information for 2006 and 1Q07–this latter included in 9M07 consists of pro forma figures for Ipiranga, unaudited, inserted only to provide a basis of comparison
3 Calculated based on the weighted average price in the period
4 1 ADR = 1 Preferred Share
5 Total = BOVESPA + NYSE

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2007	2006	2007
ASSETS
Cash and cash equivalents	1,622.9	1,070.1	1,527.9
Trade accounts receivable	1,344.4	360.0	1,294.3
Inventories	631.1	217.2	566.4
Other	2,097.3	159.8	336.7
Total Current Assets	5,695.7	1,807.1	3,725.3

Investments	47.1	30.8	46.2
Property, plant and equipment	2,335.8	1,172.8	2,180.0
Deferred charges	570.1	112.3	538.6
Long term investments	120.8	548.0	119.5
Other long term assets	455.0	178.8	479.3

Total Long Term Assets	3,528.8	2,042.7	3,363.6

TOTAL ASSETS	9,224.5	3,849.8	7,088.9

LIABILITIES
Loans and financing	589.9	102.8	564.9
Debentures	1,228.7	12.8	1,017.2
Suppliers	582.7	112.5	453.7
Payroll and related charges	123.2	81.2	120.8
Taxes	120.7	18.0	110.7
Other accounts payable	363.8	104.1	99.1
Total Current Liabilities	3,009.0	431.4	2,366.4

Loans and financing	1,009.2	1,081.8	993.5
Debentures	350.0	300.0	350.0
Income and social contribution taxes	1.8	26.0	26.7
Other long term liabilities	218.9	44.0	176.6
Total Long Term Liabilities	1,579.9	1,451.8	1,546.8
TOTAL LIABILITIES	4,588.9	1,883.2	3,913.2

STOCKHOLDERS' EQUITY
Capital	3,696.8	946.0	946.0
Capital reserve	0.9	0.6	0.8
Revalution reserves	11.6	13.0	12.0
Profit reserves	891.5	973.9	949.5
Retained earnings	-	-	100.1
Total Stockholders' Equity	4,600.8	1,933.5	2,008.4
Minority Interests	34.8	33.1	1,167.3
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,635.6	1,966.6	3,175.7

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	9,224.5	3,849.8	7,088.9

Cash and Long term investments	1,743.7	1,618.1	1,647.4
Debt	3,177.9	1,497.4	2,925.6
Net cash (debt)	(1,434.1)	120.7	(1,278.2)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2007	2006	2007	2007	2006

Net sales and services	6,403.3	1,203.8	6,162.8	19,921.3	4,794.1

Cost of sales and services	(5,884.9)	(970.6)	(5,684.2)	(18,224.2)	(3,859.9)

Gross profit	518.4	233.2	478.6	1,697.1	934.2

Operating expenses
Selling	(155.2)	(58.4)	(139.6)	(472.6)	(203.3)
General and administrative	(166.8)	(74.1)	(138.5)	(522.2)	(279.1)
Depreciation and amortization	(66.7)	(30.8)	(64.4)	(228.5)	(122.7)

Other operating income (expenses)	7.4	(0.5)	0.8	12.3	1.3

Income before equity and financial
results	137.1	69.4	136.9	486.1	330.4

Financial results	(54.2)	(1.3)	(30.0)	(119.4)	30.6
Financial income	46.5	38.6	34.8	150.2	155.9
Financial expenses	(78.2)	(40.6)	(60.7)	(230.9)	(154.3)
Taxes on financial activities	(22.5)	0.7	(4.1)	(38.7)	29.0
Equity in earnings (losses) of affiliates
Affiliates	0.8	0.3	(0.1)	0.6	1.0

Nonoperating income (expense)	11.7	2.4	(1.0)	8.8	(18.5)

Income before taxes and profit sharing	95.4	70.8	105.8	376.1	343.5

Provision for income and social contribution tax	(34.4)	(24.9)	(31.3)	(121.1)	(106.4)
Benefit of tax holidays	25.7	4.2	3.4	35.2	50.3

Income before minority interest	86.7	50.1	77.9	290.2	287.4

Employees statutory interest	(2.8)	-	(1.7)	(7.3)	-
Minority interest	(1.2)	(1.7)	(51.6)	(101.0)	(5.3)

Net Income	82.7	48.4	24.6	181.9	282.1

EBITDA	220.9	115.4	218.1	779.4	516.2
Depreciation and amortization	86.7	46.0	82.8	300.6	185.8
Total investments, net of write-off and repayments	1,409.7	106.9	252.1	2,687.1	320.3

RATIOS

Earnings / share - R$	0.97	0.60	0.30	2.19	3.47

Net debt / Stockholders' equity	0.31	Na	0.40
Net debt / LTM EBITDA	1.62	Na	1.47
Net interest expense / EBITDA	0.25	0.01	0.14	0.15	Na
Gross margin	8%	19%	8%	9%	19%
Operating margin	2%	6%	2%	2%	7%
EBITDA margin	3%	10%	4%	4%	11%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JAN - DEC
	2007	2006

Cash Flows from operating activities	588.1	463.3
Net income	181.9	282.1
Minority interest	101.0	5.3
Depreciation and amortization	300.6	185.8
Working capital	49.1	(62.4)
Financial expenses (A)	67.2	65.3
Deferred income and social contribution taxes	(92.2)	(5.4)
Other (B)	(19.5)	(7.4)

Cash Flows from investing activities	(2,608.6)	(320.3)
Additions to property, plant, equipment and deferred charges (C)	(694.6)	(319.1)
Acquisition of minority interests (D)	(1,914.0)	(1.2)

Cash Flows from (used in) financing activities	1,893.0	(148.5)
Short term debt, net	(220.7)	(269.3)
Issuance of debentures	889.0	-
Issuances	265.0	273.6
Related companies	26.4	(4.2)
Dividends paid (E)	(65.7)	(148.6)
Increase of capital	999.0	-

Net increase (decrease) in cash and cash equivalents	(127.5)	(5.5)

Cash by subsidiaries acquired (F) (G)	253.1	-

Cash and cash equivalents at the beginning of the period (G)	1,618.1	1,623.6

Cash and cash equivalents at the end of the period (G)	1,743.7	1,618.1

Supplemental disclosure of cash flow information
Cash paid for interest (H)	160.5	92.5
Cash paid for taxes on income (I)	70.6	30.9

(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B) Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C) Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D) Included R$ 1,857.9 million of Ipiranga / Refinery acquisition, R$ 8,1 million of Petrolog acquisition, R$ 15,0 million of
Oxiteno Andina acquisition, R$ 25.3 million of treasury shares.
(E) Including dividends paid by Ultrapar and its subsidiaries.
(F) The debt amount assumed of subsidiaries acquired totalized R$ 677.0 million
(G) Included Long term investments.
(H) Included in cash flow used in financing activities.
(I) Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	167.2	160.2	166.3
Trade accounts receivable - noncurrent portion	13.0	17.6	12.5
Inventories	50.4	31.1	36.8
Other	12.5	12.1	14.7
Property, plant and equipment	407.5	399.1	392.7
Deferred charges	84.3	82.8	89.3

TOTAL OPERATING ASSETS	734.9	702.9	712.3

OPERATING LIABILITIES
Suppliers	29.0	32.2	27.7
Payroll and related charges	40.4	43.5	41.0
Taxes	5.5	3.9	4.5
Other accounts payable	3.1	1.3	1.6

TOTAL OPERATING LIABILITIES	78.0	80.9	74.8
*Since 2Q07 we started to include "Trade accounts receivabl of long term" in the operating assets

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2007	2006	2007	2007	2006

Net sales	770.5	774.6	809.4	3,112.9	3,066.9

Cost of sales and services	(661.9)	(653.4)	(693.8)	(2,643.7)	(2,572.6)

Gross profit	108.6	121.2	115.6	469.2	494.3

Operating expenses
Selling	(29.0)	(33.4)	(28.7)	(115.0)	(114.6)
General and administrative	(28.3)	(28.9)	(24.9)	(103.1)	(99.2)
Depreciation and amortization	(30.3)	(28.4)	(29.7)	(119.5)	(113.2)

Other operating results	-	(0.5)	-	0.5	-

EBIT	21.0	30.0	32.3	132.1	167.3

EBITDA	51.4	58.4	62.0	251.7	280.5
Depreciation and amortization	30.3	28.4	29.7	119.5	113.2

RATIOS

Gross margin	14%	16%	14%	15%	16%
Operating margin	3%	4%	4%	4%	5%
EBITDA margin	7%	8%	8%	8%	9%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	950.0	846.7	910.8
Trade accounts receivable - noncurrent portion	163.0	125.4	151.6
Inventories	337.2	330.6	296.7
Other	69.9	141.9	71.5
Property, plant and equipment	726.1	719.4	706.2
Deferred charges	-	0.2	-

TOTAL OPERATING ASSETS	2,246.2	2,164.2	2,136.8

OPERATING LIABILITIES
Suppliers	409.9	371.6	319.9
Payroll and related charges	46.0	46.9	43.6
Post-retirement benefits	81.1	76.6	74.6
Taxes	62.1	39.7	28.4
Other accounts payable	39.9	42.5	23.0

TOTAL OPERATING LIABILITIES	639.0	577.3	489.5

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2007	2006	2007	2007	2006

Net sales	5,090.6	4,933.0	4,877.5	19,473.0	19,027.0

Cost of sales and services	(4,798.2)	(4,676.5)	(4,613.0)	(18,411.9)	(18,085.8)

Gross profit	292.4	256.5	264.5	1,061.1	941.2

Operating expenses
Selling	(97.1)	(77.6)	(87.4)	(336.8)	(298.5)
General and administrative	(89.3)	(73.8)	(71.0)	(316.9)	(298.9)
Depreciation and amortization	(20.9)	(21.3)	(21.0)	(84.3)	(84.1)

Other operating results	6.7	3.2	(0.2)	12.6	12.8

EBIT	91.8	87.0	84.9	335.7	272.5

EBITDA	111.8	101.0	106.1	419.7	351.0
Depreciation and amortization	22.7	23.0	22.9	91.4	90.9
Employees statutory interest	2.8	9.0	1.7	7.3	12.4

RATIOS

Gross margin	5.7%	5.2%	5.4%	5.4%	4.9%
Operating margin	1.8%	1.8%	1.7%	1.7%	1.4%
EBITDA margin	2.2%	2.0%	2.2%	2.2%	1.8%

*Information before 2Q07 is pro forma reported, non audited, inserted only to supply a comparison base.

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	203.9	180.6	192.3
Inventories	221.0	182.5	220.6
Other	136.7	104.9	136.2
Property, plant and equipment	952.2	559.7	844.1
Deferred charges	20.8	13.5	17.2

TOTAL OPERATING ASSETS	1,534.6	1,041.2	1,410.4

OPERATING LIABILITIES
Suppliers	123.5	76.9	102.2
Payroll and related charges	26.2	28.4	25.2
Taxes	7.6	11.0	8.7
Other accounts payable	7.4	1.5	9.2

TOTAL OPERATING LIABILITIES	164.7	117.8	145.3

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2007	2006	2007	2007	2006

Net sales	480.6	387.1	421.2	1,685.7	1,549.5

Cost of goods sold
Variable	(338.6)	(259.6)	(308.3)	(1,202.9)	(1,049.6)
Fixed	(33.4)	(26.9)	(28.2)	(116.3)	(105.6)
Depreciation and amortization	(9.9)	(9.2)	(9.8)	(39.4)	(37.2)

Gross profit	98.7	91.4	74.9	327.1	357.1

Operating expenses
Selling	(28.2)	(24.5)	(23.2)	(99.2)	(88.4)
General and administrative	(31.9)	(30.1)	(26.9)	(114.4)	(115.7)
Depreciation and amortization	(2.2)	(2.1)	(2.2)	(8.7)	(8.1)

Other operating results	0.5	0.2	1.0	1.8	1.4

EBIT	36.9	34.9	23.6	106.6	146.3

EBITDA	49.2	46.1	35.5	154.8	191.6
Depreciation and amortization	12.1	11.2	12.0	48.1	45.3

RATIOS

Gross margin	21%	24%	18%	19%	23%
Operating margin	8%	9%	6%	6%	9%
EBITDA margin	10%	12%	8%	9%	12%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	26.7	25.0	29.6
Inventories	3.7	3.6	3.9
Other	6.0	6.0	8.0
Property, plant and equipment	226.1	204.4	221.8
Deferred charges	7.7	10.1	6.6

TOTAL OPERATING ASSETS	270.2	249.1	269.9

OPERATING LIABILITIES
Suppliers	13.7	9.0	9.7
Payroll and related charges	8.7	9.3	10.3
Taxes	3.5	1.8	1.9
Other accounts payable	0.7	0.2	0.5

TOTAL OPERATING LIABILITIES	26.6	20.3	22.4

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2007	2006	2007	2007	2006

Net sales	58.5	54.0	59.3	229.1	226.1

Cost of sales and services	(40.8)	(33.5)	(36.5)	(144.8)	(143.6)

Gross profit	17.7	20.5	22.8	84.3	82.5

Operating expenses
Selling	(0.2)	(0.5)	(0.1)	(0.7)	(0.3)
General and administrative	(18.4)	(16.8)	(16.9)	(68.4)	(70.2)
Depreciation and amortization	(0.5)	(0.1)	(0.4)	(1.1)	(0.5)

Other operating results	-	(0.2)	-	0.7	(0.1)

EBIT	(1.4)	2.9	5.4	14.8	11.4

EBITDA	7.2	9.1	12.4	43.1	38.0
Depreciation and amortization	8.7	6.2	7.0	28.4	26.6

RATIOS

Gross margin	30%	38%	38%	37%	36%
Operating margin	-2%	5%	9%	6%	5%
EBITDA margin	12%	17%	21%	19%	17%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
(US$ millions)	2007	2006	2007	2007	2006

Net sales
Ultrapar	3,586.1	559.4	3,216.3	10,227.1	2,203.1
Ultragaz	431.5	359.9	422.4	1,598.1	1,409.4
Ipiranga*	2,850.9	2,292.3	2,545.5	9,996.9	8,743.6
Oxiteno	269.2	179.9	219.8	865.4	712.1
Ultracargo	32.8	25.1	31.0	117.6	103.9

EBIT
Ultrapar	76.8	32.2	71.4	249.6	151.8
Ultragaz	11.8	13.9	16.9	67.8	76.9
Ipiranga*	51.4	40.4	44.3	172.3	125.2
Oxiteno	20.7	16.2	12.3	54.7	67.2
Ultracargo	(0.8)	1.4	2.8	7.6	5.2

Operating margin
Ultrapar	2%	6%	2%	2%	7%
Ultragaz	3%	4%	4%	4%	5%
Ipiranga*	2%	2%	2%	2%	1%
Oxiteno	8%	9%	6%	6%	9%
Ultracargo	-2%	5%	9%	6%	5%

EBITDA
Ultrapar	123.7	53.6	113.8	400.1	237.2
Ultragaz	28.8	27.1	32.4	129.2	128.9
Ipiranga*	62.6	46.9	55.4	215.5	161.3
Oxiteno	27.6	21.5	18.5	79.5	88.1
Ultracargo	4.0	4.2	6.5	22.1	17.5

EBITDA margin
Ultrapar	3%	10%	4%	4%	11%
Ultragaz	7%	8%	8%	8%	9%
Ipiranga*	2%	2%	2%	2%	2%
Oxiteno	10%	12%	8%	9%	12%
Ultracargo	12%	17%	21%	19%	17%

Net income
Ultrapar	46.3	22.5	12.8	93.4	129.6

Net income / share (US$)	0.54	0.28	0.16	1.12	1.59

Information before 2Q07 is pro forma reported, non audited, inserted only to supply a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

LOANS AND DEBENTURES	Balance in December/2007							Index/	Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Ultrapar Parent Company	Ultrapar Consolidated	Currency	Minimum	Maximum	Maturity
Foreign Currency

Sindicated loan	-	106.4	-	-	-	-	106.4	US$	5.1	5.1	2008
Notes	106.6	-	-	-	-	-	106.6	US$	9.0	9.0	2020
Notes	443.7	-	-	-	-	-	443.7	US$	7.3	7.3	2015
Notes	-	-	-	106.8	-	-	106.8	US$	9.9	9.9	2008
Working capital loan	-	3.5	-	-	-	-	3.5	MX$ + TIIE (*)	1.0	1.0	2008
Foreign financing	-	21.7	-	-	-	-	21.7	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	19.6	-	-	-	-	19.6	MX$ + TIIE (*)	1.1	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	6.6	-	3.0	-	-	9.6	US$ + LIBOR	1.0	3.1	2009 to 2010
Import Financing	-	-	-	-	13.2	-	13.2	US$	6.5	6.5	2008
Advances on Foreign Exchange Contracts	-	126.9	-	5.3	-	-	132.2	US$	5.9	6.5	< 229 days
National Bank for Economic	3.8	-	1.9	0.3	-	-	6.0	UMBNDES(*)	10.8	10.8	2008 to 2011
and Social Development - BNDES	7.3	7.6	1.1	-	-	-	16.0	US$	7.8	10.9	2010 to 2014
Export prepayment, net of linked operations	-	3.1	-	-	-	-	3.1	US$	6.2	6.2	2008

Subtotal	561.4	295.4	3.0	115.4	13.2	-	988.4

Local Currency

National Bank for Economic	100.8	85.6	67.4	2.2	-	-	256.0	TJLP	1.8	4.9	2008 to 2014
and Social Development - BNDES	-	2.5	-	-	-	-	2.5	IGP-M	6.5	6.5	2008
Agency for Financing Machinery and Equipment(FINAME)	0.2	9.3	18.0	35.5	-	-	63.0	TJLP	2.7	5.1	2008 to 2011
Research and projects financing (FINEP)	-	61.6	-	-	-	-	61.6	TJLP	(2.0)	5.0	2009 to 2014
Debentures	-	-	-	-	-	310.5	310.5	CDI (*)	102.5	102.5	2008
Debentures	-	-	-	359.4	-	-	359.4	CDI (*)	103.8	103.8	2011
Debentures	-	-	-	-	-	908.9	908.9	CDI (*)	102.5	102.5	2008
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE	9.8	11.5	2018
Financial institution	-	-	-	123.8	-	-	123.8	CDI (*)	100.0	100.0	2008
Other	-	-	0.3	-	-	-	0.3	-	-	-	-

Subtotal	101.0	262.5	85.7	520.9	-	1,219.4	2,189.5

Total	662.4	557.9	88.7	636.3	13.2	1,219.4	3,177.9

Composition per Annum

Up to 1 Year	34.1	288.0	27.9	236.1	13.2	1,219.4	1,818.7
From 1 to 2 Years	25.9	74.3	27.6	154.6	-	-	282.4
From 2 to 3 Years	17.3	47.4	15.4	123.9	-	-	204.0
From 3 to 4 Years	16.4	36.7	8.3	120.7	-	-	182.1
From 4 to 5 Years	15.5	31.7	7.5	1.0	-	-	55.7
Thereafter	553.2	79.8	2.0	-	-	-	635.0

Total	662.4	557.9	88.7	636.3	13.2	1,219.4	3,177.9

(*) TJLP - Long Term Interest Rate   /   IGPM - Market General Price Index   /   UMBNDES - BNDES Basket of Currencies   /   TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

Item 4
MANAGEMENT REPORT 2007

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents the Management Report, Balance Sheet and other Financial Statements for the fiscal year 2007. This information has been prepared according to the Brazilian Corporate Law and is accompanied by the independent auditor´s report with an unqualified opinion (clean opinion).

COMPANY PROFILE

Ultrapar is one of the largest and most solid Brazilian economic groups, with operations in Brazil, Mexico, Argentina, the United States and Venezuela, and a differentiated position in the three sectors where its four business units operate: fuel distribution which is carried out by Ultragaz and Ipiranga, the production of chemicals by Oxiteno and integrated logistics solutions for special bulk cargo by Ultracargo. In 2007 Ultrapar acquired the fuel distribution operations of Ipiranga Group in the South and Southeast regions of Brazil, aiming at expanding its activities in the distribution sector. With this acquisition Ultrapar, already Brazil's largest distributor of LPG (liquefied petroleum gas, or cooking gas), also became the second largest distributor of fuels, with a 15% market share.

Ultrapar´s operation is based on the constant improvement of its results and of its level of excellence. National and international certification for environment, health and quality procedures, associated to intense programs for the development and training of its employees, attest the company's commitment to its most prominent stakeholders as well as the society as a whole.

ECONOMIC AND OPERATIONAL ENVIRONMENT

The economic and operational environment in 2007 was characterized by an increasing dynamism in the Brazilian economy, led by the expansion of the domestic consumer market. The increasing purchasing power of the Brazilian population, combined with the reduction in Brazil´s basic interest rates, a stable inflation scenario and greater availability of credit, has resulted in growth in the three sectors of the economy – services, industry and agriculture – with particular emphasis on the strong performance in the construction and automotive industries. According to data published by Brazilian Central Bank it is estimated that Brazilian's GDP has increased by more than 5% after years of modest performance.  The attention point in the Brazilian macroeconomic scenario this year was the 10% appreciation of the Brazilian Real against the US Dollar, resulting in the fourth year in a row that Brazilian average exchange rate has appreciated, with effects on the industrial sector, which has been losing competitiveness both in the international and domestic markets, where it competes with import products. Additionally, the continuous increase in international oil prices, rising from an average of US$ 65/barrel in 2006 to US$ 73/barrel in 2007, added pressure on costs in the economy as a whole, particularly in the petrochemical industry.

ULTRAPAR IN 2007

Highlights of the year

The year 2007 represented a milestone for Ultrapar. In one of the largest private sector acquisitions in Brazilian history, Ultrapar acquired the fuel distribution businesses of the Ipiranga Group in the South and Southeast of Brazil, together with the Ipiranga brand, reaching a new level of size and scale and creating uncountable benefits and growth opportunities for the company.  With this acquisition Ultrapar strengthened its way ahead for sustainable growth and made significant progress in expanding its presence in the capital markets.

The acquisition of Ipiranga is part of Ultrapar's growth strategy in the fuel distribution industry, in which it already operated through Ultragaz distributing LPG. The fuel distribution is an activity whose drivers to succeed are the same in the LPG distribution: a good brand, an efficient logistics system and excellence in the management of resellers network. The growth in fuel sales volumes, operational and administrative efficiency gains and higher investment capacity, through the simplification of the shareholding structure of Ipiranga Group and a faster decision making process, were all determinant factors to the acquisition decision. During 2007 Ultragaz, on its turn, focused its efforts in prospecting opportunities in niche markets. One initiative in this area was the decision to expand its specialty gas operations, through sales of Dimethyl ether (DME). Ultragaz, which already is the market leader in the supply of butane/propane gas to the propellant market, will now be adding DME to its portfolio of products which is considered to be a differentiated product due to its lower cost of formulation and packaging, besides its environmental benefits. Currently a large portion of the propellant products consumed in Brazil is imported and Ultragaz plans to capture market share by replacing the imported products. As a result, Ultragaz signed a long-term exclusive supply contract, which resulted in the construction of a plant of DME in Brazil. In November, the company also announced that it will be strengthening its presence in the North East and North of Brazil, selling LPG in Maranhão and Pará, states in which it did not have a significant presence, aiming at benefiting from the potential market growth in these regions, where LPG consumption has been growing faster than the national average. This initiative, in addition to increasing the scale of the company's sales, will place Ultragaz in a better position to cope with competition.

At Oxiteno, we invested R$ 453 million in 2007, mainly in the expansion of the production capacity - already ongoing in Brazil, part of which will start operating in 2008. In addition, we have strengthened the company's position in the Americas, with the opening of sales offices in Argentina and the United States, as well as acquisitions in Mexico and Venezuela. In Mexico, Oxiteno acquired the operational assets of Unión Química, thus reaching the leadership in the specialty chemicals Mexican market.  In Venezuela, the only ethylene oxide producing country in Latin America where Oxiteno did not have any operations, the acquisition of Arch Química Andina, a producer of specialty chemicals, in addition to expanding our production of ethoxilated, will also enable Oxiteno to strongly act in the Andean market and to have access to competitive priced raw material.

Ultracargo, which over the last few years has been preparing itself for a faster rate of growth, in 2007 started to reap the benefits of its investment, driven largely by the expansion carried out at the Suape (Pernambuco) terminal, and the expansion of its operations at the Santos (São Paulo) and Aratu (Bahia) terminals. In addition, Ultracargo advanced in its strategy of being Brazilian's largest and most complete provider of logistics services for the specialty bulk cargos, by acquiring Petrolog - a company focused in in-house logistics operations. Petrolog acts in its customers´ facilities, providing services for the management of finished product, packaging, stock control, warehousing and shipment for the domestic and international market. At the end of the year Ultracargo announced an R$110 million investment plan for its terminals, increasing its storage capacity by approximately 35% by 2010.

In terms of consolidated economic performance, in 2007 Ultrapar reported net sales of R$ 20 billion and EBITDA of R$ 779 million, up 316% and 51%, respectively, compared to 2006, strongly influenced by the acquisition of Ipiranga. Net earnings amounted to R$182 million, 35% down on net earnings reported in 2006, as a result of the temporary effects of increased debt and minority interests related to the acquisition of Ipiranga. These results correspond to the compounded annual average growth of 18% and 17% of EBITDA and net earnings, respectively, since 1998, one year before the company's IPO. The Board of Directors approved the distribution of R$ 241 million in dividends for the year 2007 – representing a dividend yield of 3% on the average share price of the company.

* The results of the operations acquired from Ipiranga had been consolidated in Ultrapar's financial statements from April 1, 2007.

Investments

Ultrapar maintains a long-term strategic vision, with focus on value creation for its shareholders. All investment carried out is subjected to a rigorous analysis, which considers economic, financial, strategic and market aspects under various scenarios, using EVA® (Economic Value Added) as its main analysis tool.

Following its growth plan, in 2007 Ultrapar invested R$ 773 million with the aim of boosting its growth through scale, differentiated technology and through the optimization of costs and expenses. At Ultragaz, R$ 129 million was invested in bulk LPG distribution (Ultrasystem) and in the purchase and renewal of gas tanks and bottles. Investments in the Ipiranga operation totaled R$ 144 million, including financing customers activities, net of repayment and leased equipment, being allocated to the expansion of its distribution network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as investment related to information technology. At Oxiteno investment amounted to R$ 453 million, concentrated on the expansion of production capacity – in particular the construction of the fatty alcohol plant, the expansion of specialty chemicals production capacity and on the expansion of production of ethylene oxide at Mauá.  At Ultracargo investments totaled R$ 44 million, being allocated mainly on the expansion of the Aratu terminal (Bahia) and on the maintenance of other terminals.

In addition to investing in the organic growth of its operations, Ultrapar also considers acquisitions as an important resource of creating value for its shareholders. Keeping this philosophy, in 2007 approximately R$ 1.9 billion was invested in acquisitions, most of it in Ipiranga´s transaction, which included the assumption of the existing net debt at the company, of approximately R$ 0.5 billion at the time of the acquisition.

The investment plan for 2008, excluding acquisitions, amounts to R$ 839 million, R$ 140 million to be invested in Ultragaz, R$ 171 million in Ipiranga, R$ 479 million in Oxiteno and R$ 48 million in Ultracargo. At Ultragaz, investments basically involve expansion of bulk LPG distribution (Ultrasystem) and the strengthening of the company's operations in the North and Northeast of Brazil. At Ipiranga the main investments will be made on expanding the company's service station distribution network and carrying out operational improvements. Planned investments at Oxiteno comprise: (i) the completion of the fatty alcohol plant, (ii) the conclusion of expansion of the ethylene oxide production capacity at Mauá and expansion at Camaçari and (iii) expansion in the specialty chemicals production capacity. At Ultracargo, investment will be allocated to the expansion of its terminals and internal logistics operations.

Capital markets

As part of the Ipiranga acquisition process, Ultrapar carried out two important corporate transactions in capital markets: the mandatory tag along tender offers as a result of the acquisition of control of Ipiranga and the Share Exchange of Refinaria de Petróleo Ipiranga (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), through the exchanging of the shares of these companies for preferred shares of Ultrapar (“Share Exchange”). The Share Exchange resulted in: (i) greater alignment of interests of all the company´s shareholders, (ii) an increase in the liquidity of the company shares, due to expansion of the shareholder base, as a result of the concentration of all the shareholders of the listed companies of the Ipiranga Group into one company, Ultrapar, with shares traded on São Paulo Stock Exchange (Bovespa) and in New York (NYSE), and (iii) extension of Ultrapar's recognized corporate governance standards to all the shareholders of RPI, DPPI and CBPI, notably regarding the 100% tag-along rights for preferred shares. The Share Exchange was completed in December 2007, with the issuance of 55 million preferred shares, increasing Ultrapar's free float from 32 million shares to 87 million shares, now the free float representing 64% of the company's total capital. This significant increase in the size of the free float also enabled Ultrapar to become part of Ibovespa, the Bovespa index as well as the MSCI index, which is widely recognized in international financial markets.

Ultrapar's shares have reached a new level of liquidity in the stock market, with a 58% increase in the average daily volume traded in 2007, compared to the same period in 2006, considering the combined volume in Bovespa and NYSE. Financial volume traded in 2007 amounted to R$12 million/day, taking into account the trading in Bovespa and NYSE, compared to an average of R$ 5 million/day in the previous year, an increase of more than 150%. In addition, in the first 15 trading days with larger free float after the Share Exchange, Ultrapar's average daily financial volume reached R$ 35 million per day, higher than the historical average of Ultrapar, RPI, CBPI and DPPI, combined.  The average price of Ultrapar's shares in 2007 was 63% higher than 2006 in Bovespa and 81% in NYSE. In the same period, the main indexes of these markets, the Ibovespa and the Dow Jones, appreciated by 40% and 15%, respectively. Ultrapar ended 2007 with a market value of R$ 9 billion, 115% higher than at the end of 2006, as a result of the appreciation of its shares and the issuance of new shares in December.

In line with its philosophy of maintaining a transparent and interactive relationship with investors and shareholders, being always concerned about the transparency and accuracy of the information published, in 2007 the company held about 250 meetings with capital market institutions, 50% higher than meetings held in 2006, including participation in events with analysts and investors, both in Brazil and abroad.

Dividends of R$ 241 million were declared for the financial year 2007, representing 132% of consolidated net earnings in the year.  Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, having ensured its continuing sound financial position, distributes its excess cash in the form of dividends to its shareholders.

During 2007 the credit rating agency Standard & Poor’s ratified its credit rating for Ultrapar of AA+ on a national scale and BB+ on a global scale after the acquisition of Ipiranga – based mainly on the combination of favorable fundamentals of the company's businesses combined with the sound financial position that it has for many years. The global scale credit rating is only one level below of the investment grade.

Corporate Governance

During almost 10 years of being listed in Bovespa and NYSE, Ultrapar has received many national and international awards and recognitions.  Among the awards received in 2007 we highlight, the Top-5 award in Corporate Governance in Brazil, granted by IR Global Rankings Latin America and the second place in the Most Shareholder Friendly Company award granted by Institutional Investor. In addition, we are founding members of the Latin American Corporate Governance Roundtable´s Companies Circle, a study group whose aim is to develop corporate governance in Latin America, sponsored by the Organization for Economic Co-operation and Development – OECD, in cooperation with the IFC (International Finance Corporation) and Bovespa.

In 2007 Ultrapar obtained SOX certification under Section 404 of the Sarbanes-Oxley Act, attesting to the efficiency of the company’s internal controls over financial disclosure, confirming the high standards of quality of its financial statements and the company's commitment to good process, risk and control management.

In another step in the improvement of its already recognized standards of corporate governance, since 2007, Ultrapar has different individuals for the role of Chief Executive Officer and Chairman of the Board. In January 2007, Pedro Wongtschowski, the former Chief Executive Officer of Oxiteno, took over as Chief Executive Officer of Ultrapar, succeeding Paulo Cunha, who has dedicating himself exclusively to the post of Chairman of the Board.

Operational Excellence – Technology, Quality, Safety and the Environment

Operational excellence is an intrinsic part of the way in which business is conducted at Ultrapar, who views it as essential in terms of the company´s sustainability. It is applied in such a way as to ensure that the company maintains its focus on quality, innovation, safety and respect for the environment. Each company has a combination of specific operational excellence programs, adapted to its products and services and the market in which it operates.

Ultragaz sets its operational excellence directives for all its units through Fator Azul, a program which establishes standardization of quality, operational safety and environment care in all its production bases, as for example the implementation of effluent treatment stations, which results in water savings in the bottles treatment processes. Regarding safety, Fator Azul actively contributes to the dissemination of safety standards in the handling and usage of LPG, through specific training programs. The launching of DME as an alternative solution for customers in the propellants segment illustrates company's endless efforts to seek fast solutions to the customers needs and that are more environment friendly.

Ipiranga has an environmental policy, which seeks to be efficient in the use of natural resources, with the maximum use of residues and the adoption of preventing measures to minimize risks of its business. Through programs such as SIGA (Sistema Ipiranga de Gestão / Ipiranga Management System), under which Ipiranga carries out preventive investment in its facilities, or through software of stock control, Ipiranga seeks to minimize the impact of its business on the environment. In terms of innovation, Ipiranga has been investing in products other than fossil fuels, such as ethanol and bio-diesel. Recently, Ipiranga has launched one of the most innovative commercial environment-related initiatives, the Ipiranga Zero Carbon Card, which associates environmental benefits to the strategy of customer loyalty program. Ipiranga has a commitment to neutralize the quantity of carbon dioxide gas produced from the fuel purchased with the Ipiranga Zero Carbon Card, through projects for the utilization of carbon dioxide gas, which among others includes tree-planting programs.

Among Oxiteno's various operational excellence initiatives, the highlight was the continuity of the Six Sigma program, which seeks to achieve operational optimization through the use of advanced statistics tools. Among the results achieved in 2007, were the reduction in the emission of gases which contribute to the greenhouse effect, through the re-use of the CO2 resulting from its production processes in the extraction of oil and the electricity co-generation through the use of the steam generated in the production process. The start up of the fatty alcohols plant, Oxiteno's largest individual ongoing investment, scheduled for the first quarter of 2008, is a milestone in the company's growth based on renewable raw materials. In that direction, we had other progress, such as the development of oxygenated solvents based on sugar cane, which led to the project, in an advanced of study stage, of building a Bio-refinery, Oxiteno also initiated the REACH (Registration Evaluation Authorization of Chemicals) program, with the objective of complying with the legislation of the European Union concerning control of the manufacture, importing and use of chemical products in the region, passing on the responsibility for the management of risks associated with chemical products to the producers, rather than governmental institutions.

Ultracargo, as a consequence of the nature of its logistics activities for products, which require special handling, has adopted various programs to ensure the safety of its operations. Since 2001, the company has been certified by ABIQUIM under SASSMAQ (Sistema de Avaliação de Saúde, Segurança, Meio-Ambiente e Qualidade (System for the Evaluation of Health, Safety, the Environment and Quality). During 2007 Ultracargo also began the implementation of the six Sigma program, aiming at improving its operational and administrative processes, with the main objective of operational efficiency, such as the reduction of fuels consumption. It is also important to point the certification by ISO 14,000 of the main terminal of the company, Aratu´s Terminal.

Personnel Management and Social Responsibility

Ultrapar's relationship with its employees is based on the principles of ethical conduct, always focused on the mutual benefit of sustainable growth of its businesses and staff development. At the end of 2007 Ultrapar had approximately 10,000 employees, distributed in Brazil, Argentina, Mexico, the United States and Venezuela.  Ultrapar has a Code of Ethics as a reference for the professional conduct of its employees and as a standard for internal and external relationships with the stakeholders (shareholders, clients, employees, unions, partners, suppliers, service providers, competitors, society, government and the communities where the company operates). Through this Code of Ethics, Ultrapar aims to guarantee that its daily concerns with regard to efficiency, competitiveness and profitability include the ethical behavior.

In 70 years of existence, Ultrapar has always strived to develop and recompense the many talented people, which have contributed to its growth up to the current level. This acknowledgement of human resources value is manifested through human resources management policy directives, which are based on attracting, training and retaining talent, stimulating professional development, recognition of technical skills and commitment to organizational values in such a way as to achieve better results. Evidence of this recognition can be seen in the company's executive board and managers, whose most of the members began their careers in the apprenticeship and trainee programs run by the company. The good performance track record of retaining at these programs has made them one of the most efficient sources of renewing and qualification of Ultrapar's employees. To retain talent, the company invests in the specialization and expansion of the professional capacity of its employees.  At Ultragaz, Academia Ultragaz has been operating since 2004 within the concept of a corporate university, in partnership with well-known institutions, dedicating itself to discussing and updating the best and most modern business practices. Ipiranga has a policy, which combines its growth strategy with the continual training of its employees, preparing them to better carry out their activities, in a quest for excellence and outstanding performance in a market of intense competition. Ipiranga also offers its professional staff development opportunities through the availability of student grants for graduation, post-graduation and language courses. Oxiteno has created the Program for the Strategic Management of Technological Innovation, in order to disseminate the culture of innovation within the company. In line with its internationalization strategy a specific management post has been created, aiming to involve and prepare employees for this process. Regarding the development of its staff Oxiteno continued its Individual Development Plan, focusing in enabling employees to view their careers in the current context and plan their future development, which is in line with the DNA project, a program for the evaluation of skills. Ultracargo seeks to develop its staff through training and update courses run by recognized institutions, which ensure that its team is kept up to date and these courses being extended to all hierarchal levels, ranging from technical to behavior training.

With regard to social responsibility, Ultrapar and its subsidiaries have a basic commitment to the development of initiatives with a focus on the promotion, dissemination and improvement of education, culture and professionalization, as a way of achieving sustainable social inclusion. Among the various educational projects that the Company sponsors, Ultrapar's main project is Ultra Formare, a school that offers free professional training, based at the company's headquarters buildings in São Paulo, which prepares youngsters from low-income families to work as administrative assistants. More than 70 volunteers participate as teachers on this project, which accomplished the graduation of its sixth group in 2007. Youngsters receive a certificate recognized by the Ministry of Education, and during the course they receive benefits such as: monthly student grants, in accordance with their frequency and the grades they achieve at their regular schools; transport vouchers, meals at the company restaurant; life insurance; monthly food allowance; uniform; schooling material and access to Ultrapar's doctors and dentists.

In addition to Ultrapar's initiatives, each one of the business units has its own series of projects. Ultragaz sponsors the Bom de Nota, Bom de Bola program (good grades, good at football), which caters to more than 1,000 children in six towns and cities. Under the project Pequeno Cidadão (little citizen), in partnership with the University of São Paulo, more than 1,500 children have already been benefited from cultural, educational and sports activities. Ipiranga supports wide-ranging educational projects, which range from the training of teachers, to formal and professional education. Among its various social initiatives, Ipiranga is one of the founding members and supporters of the NGO Parceiros Voluntários do Rio Grande do Sul (Voluntary

Partners in the State of Rio Grande do Sul), responsible for organizing voluntary work, with the aim of improving the quality of life in society. Oxiteno develops one of its main social initiatives together with APOLO (Association of Petrochemical Industries of Grande ABC) offering free services to the population close to the petrochemical companies, including medical and dental checkups.

Added value

Ultrapar has generated added value of R$ 1,6 billion, which is distributed according to the chart below, an increase of 60% compared to 2006, mainly as a result of the 29% growth in Ultrapar´s number of employees, which totaled about 10,000 employees in 2007, and the higher level of tax collection, both due to the acquisition of Ipiranga.

Relationship with Independent Auditors

Ultrapar´s policies and those of its subsidiaries on contracting services not related to external auditing, from its independent auditors, aims at ensuring that there is no conflict of interest, loss of independence or objectivity, being based on the principles which preserves the auditor´s independence.  These principles are based on the premise that the auditor should not audit its own work, nor exercise any management role. To avoid any subjectivity in the definition of the principle of independence in service provided by external auditors, procedures have been established for the approval of hiring such services, being those services precisely defined as: (i) previously authorized services, (ii) services that are subject to prior approval by the Fiscal Council/Audit Committee and (iii) services that are prohibited.

For the year ending December 31, 2007 Ultrapar and its subsidiaries did not contract any work from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes began to provide external auditing services in 2007, in compliance with the regulations of the CVM (Brazilian Securities and Exchange Commission) that require a change in auditing company every 5 years.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2007

Ultrapar's financial and operational information is presented on a consolidated basis, in accordance with generally accepted accounting practices in Brazil (BRGAAP).

Financial highlights, detailed by business unit

Amounts expressed in R$ million

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar's consolidate all the businesses acquired from 2Q07 onwards. The references to Ipiranga refer to the fuel and lubricant distribution businesses acquired in the South and Southeast and related activities, as well as EMCA. After the Share Exchange, the correspondent portion of the minority interest in Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga was reduced and since October 2007 and Ultrapar started to consolidate 100% of the earnings of that companies in its figures. Except where otherwise mentioned, Ultrapar's financial statements in periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”).

	2007					2006
Financial indicators [1]	Ultrapar	Ultragaz	Ipiranga[3]	Oxiteno	Ultracargo	Ultrapar	Ultragaz	Oxiteno	Ultracargo
Net sales and services	19,921	3,113	14,927	1,686	229	4,794	3,067	1,550	226

Gross profit	1,697	469	813	327	84	934	494	357	83

Operating profit [2]	486	132	261	107	15	330	167	146	11

Net earnings	182					282
EBITDA	779	252	323	155	43	516	281	192	38
1 The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without eliminating the transactions carried out between the companies.
2  Operating profit before financial revenues (expenses) and equity income.
3  Takes into account the result of Ipiranga from 2Q07

Sales Volume – In 2007, Brazilian's LPG market grew by 2.5% compared to 2006, as result of better economic performance and increase in the purchase power of the Brazilian population. Ultragaz volume sold followed the market trend, with total of 1,572,000 tons of LPG sold, with emphasis on the growth of 5% in the bulk segment (Ultrasystem). At Ipiranga sales volume was up 6% compared to 2006 as a result of the growth in Brazil's vehicle market and improvements made to legislation and inspection implemented in the sector, for example ANP resolution Nº 07, which regulates distributors sales to branded service stations, and the implementation of CODIF/Passe Fiscal particularly in São Paulo state. At Oxiteno, the improved performance of the economy together with investments made in production capacity and in the development of new products and applications resulted in gains in market share and an improvement in sales mix, with a larger share of specialty chemicals in the volume sold. Sales volume increased by 14% compared to 2006, with particular emphasis on sales to the domestic market, which were up by 13%, more than twice the estimated growth of the Brazilian economy. Sales to the external market increased by 18%, largely due to increased exports of glycols in the fourth quarter, as a consequence of restrictions in the supply of this product in the external market. Sales volume at our foreign subsidiaries increased by 40% in 2007, mainly due to the increase in the volume sold of Oxiteno Mexico and the acquisition of Oxiteno Andina. At Ultracargo, the higher level of storage at the Suape, Santos and Aratu terminals contributed to a 17% increase in the storage volume, compared to 2006.  Kilometrage travelled at Ultracargo was 21% down on 2006, as a consequence of the company's decision to concentrate its operations on providing differentiated services.

Net Sales and Services – In 2007 Ultrapar reported Net Sales of R$ 19,921 million, up 316% on 2006 basically due to the consolidation of Ipiranga´s results since 2Q07.  Net sales of Ultragaz amounted to R$ 3,113 million, 2% higher than in 2006, as a result of increased sales volume, partly offset by a more competitive market in the second half of the year. Ipiranga's net sales amounted to R$ 19,473 million in 2007, up 2% on 2006. Despite the growth in volume and the benefits from the improved regulation and inspection of the sector, Ipiranga's net sales and services were impacted by the price variation in anhydrous and hydrated ethanol, as a result of the record sugar-cane harvest in 2007 and a reduction in the rate of ICMS tax in the state of Rio Grande do Sul. Oxiteno reported net sales of R$ 1,686 million, up 9% on 2006, as a consequence of a 14% increase in sales volume and the recovery in prices on international markets, partly offset by the 10% appreciation of the Brazilian Real during the period. Ultracargo's total net sales and services amounted to R$ 229 million, up 1% on 2006 - the 18% increase in net revenues from storage services was partly offset by the reduction in transport revenues as a result of Ultracargo's decision to concentrate its transport operations on providing differentiated services.

Cost of Products and Services –Ultrapar's cost of products and services amounted to R$ 18,224 million in 2007, up 372% in the previous year, due to the consolidation of Ipiranga´s results since 2Q07. Ultragaz's cost of products sold amounted to R$ 2,644 million, up 3% on 2006 basically as a result of increased sales volume. Cost of products sold at Ipiranga amounted to R$ 18,412 million, up 2% on 2006, less than the variation in volume as a result of the variation in the cost of ethanol due to the record sugarcane harvest in 2007, and the reduction in the rate of ICMS tax in the state of Rio Grande do Sul.  Cost of products sold at Oxiteno totaled R$ 1,359 million, up 14% compared to 2006, basically due to a 14% increase in sales volume - higher unit costs, due to successive oil price increases, were compensated by the 10% appreciation of the Brazilian Real. The cost of services provided by Ultracargo totaled R$ 145 million, practically stable when compared to 2006.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses totaled R$ 1,223 million in 2007, up 102% on 2006 due to the consolidation of Ipiranga´s results since 2Q07.  Sales, general and administrative expenses at Ultragaz amounted to R$ 338 million, up 3% on 2006, basically as a consequence of higher sales volume and increased expenses on advertising and marketing related to the company's institutional marketing campaign of its 70 years. Sales, general and administrative expenses at Ipiranga totaled R$ 738 million, up 8% on 2006 basically due to: (i) the increase in sales volume, mainly impacting freight expenses and (ii) higher expenses on advertising and marketing, as a consequence of projects such as Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card), 3,000 full tanks, Clube VIP (VIP Club) and Clube do Milhão (Million Club). Sales, general and administrative expenses at Oxiteno amounted to R$ 222 million in 2007, up 5% on the previous year, below the variation in sales volume, due to the benefits from increased scale, the effect of appreciation of the Brazilian Real on international freight and lower expenses on commission agents due to the opening of sales offices in Argentina and the United States. Ultracargo's sales, general and administrative expenses amounted to R$ 70 million in 2007, practically stable when compared to 2006.

Operational Cash Generation (EBITDA)– Ultrapar consolidated EBITDA amounted to R$ 779 million in 2007, up 51% compared to 2006, due to the consolidation of Ipiranga´s results since 2Q07. EBITDA at Ultragaz totaled R$ 252 million, down 10% on the previous year, basically due to the increased competitiveness of the market in the second half of the year. Ipiranga reported EBITDA of R$ 420 million in 2007, up 20% compared to 2006, due to increased sales volume, measures introduced to improve legislation and inspection of the fuel sector and the effects of the record sugar-cane harvest in 2007.  Oxiteno reported EBITDA of R$ 155 million, down 19% on 2006, as a consequence of the 10% appreciation of the Brazilian Real and an increase in the cost of raw materials, particularly ethylene.  EBITDA at Ultracargo amounted to R$ 43 million, up 13% compared to 2006, as result of increased storage operations and the acquisition of Petrolog, the internal logistics business.

The EBITDA is a commonly used measure, similar to the operational result. Including EBITDA information aims to represent our capacity to generate cash from our operations. Among other uses, the EBITDA is used as a measurement of Ultrapar's financing commitments related to financings, according to the note number 15 in the company's financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, as a liquidity measure. The EBITDA is calculated as demonstrated below:

	2007						2006
EBITDA Calculation	Ultrapar	Ultragaz	Ipiranga	Oxiteno	Ultracargo	Others	Ultrapar

Income from operations[1]	368	90	293	127	6	67	362
							-
(-) Equity in subsidiary and affiliated companies	(1)	-	(24)	(2)	-	(2)	(1)
							-
(+/-) Financial Income (Expenses), net	119	(42)	(8)	(18)	9	(94)	(31)
							-
(+) Depreciation and amortization	301	120	69	48	28	35	186
		-
(+) statutory participation	(7)		(7)	-	-	-
EBITDA	779	252	323	155	43	7	516
1Profit before income tax and social contribution and non-operational result

Net earnings – Consolidated net earnings amounted to R$ 182 million in 2007, 35% lower than the net earnings reported in 2006, basically due to the transitory effects of indebtedness and minority interests related to the acquisition of Ipiranga.

Indebtedness– Ultrapar ended 2007 with a gross debt of R$ 3,178 million, 112% up on December 31, 2006, as a result of the acquisition of Ipiranga. The company's gross cash position at the end of 2007 amounted to R$ 1,744 million, resulting in a net debt position of R$ 1,434 million. On December 31, 2007 Ultrapar's total receivables from Petrobras and Braskem amounted to R$ 1,752 million, referring to the stake incorporated of the petrochemical and fuel distribution assets acquired from the Ipiranga Group in the name of these companies. This amount will be received by Ultrapar on the fourth stage of the acquisition process.

OUTLOOK
2007 represented a milestone in Ultrapar's history, with the acquisition of Ipiranga in one of the largest private-sector acquisitions ever seen in Brazil. At Ipiranga, the good results reported after the acquisition and the good performance in Brazil's fuel market, reinforce our conviction in the investment decision. The increase in the Brazilian population income, higher credit availability, the accelerated growth of the vehicle fleet and the improvement in the legislation in the sector should be the growth drivers of this market. In addition, we will be seeking the reinsertion of Ipiranga in the remainder of the country aiming at becoming  a nationwide player again.  In 2008, Ultragaz should benefit from the expansion of its operations in the states of Pará and Maranhão, as well as from the decision to invest in the expansion of its product portfolio, with the inclusion of DME for the gas propellant market. Oxiteno will follow its strategy of achieving growth with increased operational scale and differentiated products, aiming to achieve a leadership position in the Americas and the development of alternatives to increase its profitability and minimize the adverse effects of the successive oil price increases and the appreciation of the Brazilian Real, whether through the development of products with a higher added value, or through the access to renewable raw material and at a more competitive price. The new fatty alcohols plant and the expansion to the production of ethylene oxide and specialty chemicals at Mauá, is part of this strategy, and should benefit sales volumes in 2008. Oxiteno will continue with its process of internationalization, through the opening of offices in Europe and Asia, seeking investment opportunities in the sector, following the example of the acquisitions made in 2007.  Ultracargo will continue to invest in the expansion of its strategically located assets, at Brazil’s major logistics junctions and in search for new acquisitions, such as the case of Petrolog, acquired in 2007. We would like to thank all those who took part in this important moment in the history of Ultrapar and express our satisfaction in receiving the former shareholders of RPI, DPPI and CBPI as shareholders of the company.

The Management

Item 5

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Ultrapar Participações S.A. and Subsidiaries Financial Statements for the Years Ended December 31, 2007 and 2006 and Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Notes	2007	2006	2007	2006	LIABILITIES	Notes	2007	2006	2007	2006

CURRENT						CURRENT
Cash and banks		629	122	203,057	31,992	Loans and financing	15	-	-	589,937	102,759
Temporary cash investments	4	97,197	279,264	1,419,859	1,038,084	Debentures	15	1,219,332	12,794	1,228,720	12,794
Trade accounts receivable	5	-	-	1,344,432	360,012	Suppliers		2,103	364	582,683	112,526
Inventories	6	-	-	631,135	217,165	Salaries and related charges		88	59	123,207	81,205
Recoverable taxes	7	34,019	7,959	202,620	117,802	Taxes payable		12,310	34	93,885	16,850
Deferred income and social contribution taxes	9.a	4,202	82	108,964	27,298	Dividends payable		278,127	96,657	285,090	101,376
Dividends receivable		170,571	53,845	-	-	Income and social contribution taxes		-	-	26,680	986
Other	3.iii and 8	1,752,673	341	1,772,440	6,098	Deferred income and social contribution taxes	9.a	-	-	123	173
Prepaid expenses	10	653	560	13,195	8,620	Post-retirement benefits	23.b	-	-	8,768	-
Total current assets		2,059,944	342,173	5,695,702	1,807,071	Provision for contingencies	21.a	-	-	14,875	-
						Other		2,946	1	55,050	2,722
						Total current liabilities		1,514,906	109,909	3,009,018	431,391

NONCURRENT						NONCURRENT
Long-term assets						Long-term liabilities
Long-term investments	4	-	-	120,832	547,978	Loans and financing	15	-	-	1,009,226	1,081,847
Trade accounts receivable	5	-	-	176,885	19,248	Debentures	15	-	300,000	350,000	300,000
Related companies	8	41,413	3,540	12,865	7,360	Related companies	8	689,955	33,456	4,723	4,738
Deferred income and social contribution taxes	9.a	11,287	3,087	119,575	58,201	Deferred income and social contribution taxes	9.a	-	-	1,835	26,029
Recoverable taxes	7	-	18,739	68,652	65,300	Provision for contingencies	21.a	4,759	9,389	111,979	36,473
Escrow deposits		193	193	31,779	14,332	Post-retirement benefits	23.b	-	-	85,164	-
Other		20	-	8,317	1,265	Other		-	-	16,983	2,724
Prepaid expenses	10	-	187	36,929	13,259	Total noncurrent liabilities		694,714	342,845	1,579,910	1,451,811
		52,913	25,746	575,834	726,943
						MINORITY INTEREST		-	-	34,791	33,131
Permanent assets
Investments:						SHAREHOLDERS' EQUITY
Subsidiary	11.a	4,706,685	2,025,485	-	-	Capital	16.a	3,696,773	946,034	3,696,773	946,034
Affiliated companies	11.b	-	-	12,948	5,289	Capital reserve	16.c	3,664	3,026	858	550
Other		60	60	34,117	25,497	Revaluation reserve	16.d	11,641	13,009	11,641	13,009
Property, plant and equipment	12	-	-	2,268,885	1,111,775	Profit reserves	16.e, 16.f	925,423	983,230	925,423	983,230
Intangible	13	-	-	66,894	61,013	Treasury shares	16.b	(27,519)	(4,589)	(33,910)	(9,312)
Deferred charges	14	-	-	570,124	112,256		16.h	4,609,982	1,940,710	4,600,785	1,933,511
		4,706,745	2,025,545	2,952,968	1,315,830

Total non-current assets		4,759,658	2,051,291	3,528,802	2,042,773

TOTAL ASSETS		6,819,602	2,393,464	9,224,504	3,849,844	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,819,602	2,393,464	9,224,504	3,849,844

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais, except for earnings per share)

		Company		Consolidated
	Notes	2007	2006	2007	2006

GROSS SALES AND SERVICES	2.a	-	-	20,841,121	5,229,910
Taxes on sales and services		-	-	(805,346)	(412,150)
Rebates, discounts and returns		-	-	(114,470)	(23,712)

NET SALES AND SERVICES		-	-	19,921,305	4,794,048
Cost of sales and services	2.a	-	-	(18,224,238)	(3,859,860)

GROSS PROFIT		-	-	1,697,067	934,188

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	11.a, 11.b	315,004	291,803	576	965

OPERATING (EXPENSES) INCOME
Selling		-	-	(472,590)	(203,320)
General and administrative		(243)	(236)	(512,496)	(273,541)
Management compensation		(1,912)	(1,246)	(9,679)	(5,557)
Depreciation and amortization		(34,032)	-	(228,438)	(122,696)
Other operating income, net		2,516	1,277	12,298	1,317

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS		281,333	291,598	486,738	331,356
Financial income (expenses), net	19	(86,559)	3,091	(80,712)	1,620
PIS/COFINS/CPMF/IOF/other financial expenses	19	(5,742)	(486)	(38,699)	28,952

INCOME FROM OPERATIONS		189,032	294,203	367,327	361,928
Nonoperating expenses	17	-	(126)	8,808	(18,488)

INCOME BEFORE TAXES ON INCOME		189,032	294,077	376,135	343,440

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	9.b	(19,459)	(5,937)	(207,798)	(111,779)
Deferred	9.b	12,320	233	86,681	5,355
Benefit of tax holidays	9.b, 9.c	-	-	35,152	50,332
		(7,139)	(5,704)	(85,965)	(56,092)

INCOME BEFORE MINORITY INTEREST AND		181,893	288,373	290,170	287,348
EMPLOYEES STATUTORY INTEREST
Employees statutory interest		-	-	(7,318)	-
Minority interest		-	-	(100,959)	(5,284)

NET INCOME	16.i	181,893	288,373	181,893	282,064

EARNINGS PER SHARE (BASED ON ANNUAL
WEIGHTED AVERAGE) - R$		2.19	3.55

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais, except for dividends amounts)

				Revaluation
				reserve of
				subsidiary	Profit reserves
			Capital	and affiliated		Retention	Realizable	Retained	Treasury
	Notes	Capital	reserve	companies	Legal	of profits	profits	earnings	shares	Total

BALANCES AT DECEMBER 31, 2005		946,034	2,046	14,955	76,548	657,586	103,368	-	(4,894)	1,795,643

Acquisition of treasury shares		-	-	-	-	-	-	-	(1,124)	(1,124)
Sale of treasury shares		-	980	-	-	-	-	-	1,429	2,409
Realization of revaluation reserve	16.d	-	-	(1,946)	-	-	-	1,946	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	16.d	-	-	-	-	-	-	(391)	-	(391)
Retention of realization of profit reserve net of income and social contribution taxes		-	-	-	-	1,555	-	(1,555)	-	-
Net income		-	-	-	-	-	-	288,373	-	288,373
Appropriation of net income:
Legal reserve		-	-	-	14,419	-	-	(14,419)	-	-
Interim dividends (R$0.887398 per share)	16.g	-	-	-	-	-	-	(72,000)	-	(72,000)
Proposed dividends payable (R$0.889633 per share)	16.g	-	-	-	-	-	(68,236)	(3,964)	-	(72,200)
Realizable profits reserve	16.f	-	-	-	-	-	61,013	(61,013)	-	-
Reserve for retention of profits	16.e	-	-	-	-	136,977	-	(136,977)	-	-

BALANCES AT DECEMBER 31, 2006		946,034	3,026	13,009	90,967	796,118	96,145	-	(4,589)	1,940,710

Capital increase due to merger of shares	16.a	2,750,739	-	-	-	-	-	-	-	2,750,739
Acquisition of treasury shares		-	-	-	-	-	-	-	(25,203)	(25,203)
Sale of treasury shares		-	638	-	-	-	-	-	2,273	2,911
Realization of revaluation reserve	16.d	-	-	(1,368)	-	-	-	1,368	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	16.d	-	-	-	-	-	-	(195)	-	(195)
Retention of realization of profit reserve net of income and social contribution taxes		-	-	-	-	1,173	-	(1,173)	-	-
Net income		-	-	-	-	-	-	181,893	-	181,893
Appropriation of net income:
Legal reserve		-	-	-	9,095	-	-	(9,095)	-	-
Proposed dividends payable (R$ 1.777031 per share)	16.g	-	-	-	-	-	(96,145)	(144,728)	-	(240,873)
Reserve for retention of profits	16.e	-	-	-	-	28,070	-	(28,070)	-	-

BALANCES AT DECEMBER 31, 2007		3,696,773	3,664	11,641	100,062	825,361	-	-	(27,519)	4,609,982

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2007	2006	2007	2006

SOURCES OF FUNDS
From operations:
Net income		181,893	288,373	181,893	282,064
Items not affecting working capital:
Equity in subsidiary and affiliated companies	11.a	(315,004)	(291,803)	(576)	(965)
Depreciation and amortization		34,032	-	300,588	185,829
Credits of PIS and COFINS (taxes on revenue) on depreciation		-	-	2,994	2,117
Long-term interest and monetary variations		-	703	(130,708)	(95,250)
Deferred income and social contribution taxes		(8,200)	(238)	(41,467)	3,291
Minority interest		-	-	100,959	5,284
Net book value of permanent assets written off		-	126	26,219	34,196
Other long-term taxes		7,477	-	81,894	291
Provision (reversal of provision) for probable losses on permanent assets		-	-	(2,755)	3,198
Reversal of provision for factory maintenance shutdowns net of income tax effect		-	-	-	6,309
Other		-	-	1,141	807
		(99,802)	(2,839)	520,182	427,171

From shareholders:
Capital increase due merger of shares	16.a	2,750,739	-	2,750,739	-
Disposal of treasury shares		2,911	2,409	-	-
		2,753,650	2,409	2,750,739	-

From third parties:
Decrease in subsidiary capital	11.a	-	390,947	-	-
Decrease in long-term assets		-	4,241	504,947	-
Proposed dividends and interest on capital (gross)		190,170	68,205	-	-
Increase in long-term liabilities		644,394	-	-	-
Net working capital acquired from subsidiaries		-	-	961,465	-
Long-term financing and debentures		-	-	265,042	143,725
		834,564	463,393	1,731,454	143,725
Total sources		3,488,412	462,963	5,002,375	570,896

USES OF FUNDS
Permanent assets:
Investments	11.a, 11.b	2,590,593	39,352	1,888,679	142
Property, plant and equipment	12	-	-	658,847	253,040
Intangible assets	13	-	-	6,242	11,661
Deferred charges	14	-	-	63,377	74,907
		2,590,593	39,352	2,617,145	339,750

Dividends and interest on capital		240,873	144,200	239,193	146,087

Transfer from long-term to current liabilities	15	300,000	-	742,157	103,602
Decrease in long-term liabilities		-	370,777	67,425	24,594
Increase in long-term assets		18,969	-	-	27,728
Acquisition of treasury shares	16.b	25,203	1,124	25,203	1,124
Acquisition of shares from minority shareholders		-	-	53	62
Taxes on realization of revaluation reserve		-	-	195	391
		344,172	371,901	835,033	157,501
Total uses		3,175,638	555,453	3,691,371	643,338

INCREASE (DECREASE) IN WORKING CAPITAL		312,774	(92,490)	1,311,004	(72,442)

REPRESENTED BY
Current assets:
At end of year		2,059,944	342,173	5,695,702	1,807,071
At beginning of year		342,173	443,047	1,807,071	1,888,302
		1,717,771	(100,874)	3,888,631	(81,231)

Current liabilities:
At end of year		1,514,906	109,909	3,009,018	431,391
At beginning of year		109,909	118,293	431,391	440,180
		1,404,997	(8,384)	2,577,627	(8,789)

INCREASE (DECREASE) IN WORKING CAPITAL		312,774	(92,490)	1,311,004	(72,442)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

SUPPLEMENTARY STATEMENT OF CASH FLOW - INDIRECT METHOD
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		181,893	288,373	181,893	282,064
Adjustments to reconcile net income to cash provided by operating activities:
Equity in losses of affiliated companies	11	(315,004)	(291,803)	(576)	(965)
Depreciation and amortization		34,032	-	300,588	185,829
PIS and COFINS credit on depreciation		-	-	2,994	2,117
Foreign exchange and indexation gains (losses)		98,726	44,826	71,637	27,105
Deferred income and social contribution taxes	9.b	(12,320)	(233)	(92,177)	(5,355)
Minority interest		-	-	100,959	5,284
Loss on disposals of permanent assets		-	126	(7,604)	13,520
Provision (reversal of provision) for probable losses on permanent assets		-	-	(2,755)	3,198
Other		-	-	938	425

Reversal of provision for factory maintenance shutdowns		-	-	-	9,559

Dividends receivable from subsidiaries		10,606	87,662	-	-

(Increase) decrease in current assets:
Trade accounts receivable	5	-	-	(84,695)	(16,684)
Inventories	6	-	-	(64,340)	(25,416)
Recoverable taxes	7	(6,431)	1,025	(24,056)	(54,871)
Other		(647)	81	(5,546)	2,510
Prepaid expenses	10	(93)	(24)	11,221	173

Increase (decrease) in current liabilities:
Suppliers		1,739	84	130,609	21,588
Salaries and related charges		29	18	9,295	15,139
Taxes		12,276	27	45,094	5,518
Income and social contribution taxes		-	-	8,595	348
Other		2,947	(3)	22,892	(10,673)

(Increase) decrease in long-term assets:
Trade accounts receivable	5	-	-	(17,719)	(4)
Recoverable taxes	7	18,739	(7,005)	(367)	(18,523)
Escrow deposits		-	(193)	(4,976)	2,052
Other		(20)	570	(1,933)	(694)
Prepaid expenses	10	187	-	(10,500)	(115)

Increase (decrease) in long-term liabilities:
Provision for contingencies		(4,630)	700	28,058	(18,149)
Other		-	-	(4,981)	(23)

NET CASH PROVIDED BY OPERATING ACTIVITIES		22,029	124,231	592,548	424,957

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investments, net of redeem		-	-	509,165	(7,193)
Additions to investments	11	(858,830)	-	(889,625)	(142)
Cash acquisition from subsidiaries		-	-	166,691	-
Additions to property, plant and equipment	12	-	-	(658,847)	(253,040)
Additions to intangible asset	13	-	-	(6,242)	(11,661)
Additions to deferred charges	14	-	-	(63,377)	(74,907)
Proceeds from sales of property, plant and equipment		-	-	33,823	20,677
Acquisition of minority interests		-	-	(53)	(62)
Acquisition of treasury shares	16.b	(25,203)	(1,124)	(25,203)	(1,124)
Sale of treasury shares		2,911	2,409	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(881,122)	1,285	(933,668)	(327,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures:
Issuances	15	889,000	-	1,941,845	459,788
Repayments	15	(77,950)	(49,885)	(1,008,588)	(585,350)
Dividends paid		(62,644)	(147,651)	(65,652)	(148,565)
Related companies	8	(70,873)	(8,310)	26,355	(4,226)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		677,533	(205,846)	893,960	(278,353)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(181,560)	(80,330)	552,840	(180,848)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		279,386	359,716	1,070,076	1,250,924
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		97,826	279,386	1,622,916	1,070,076

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid from financing activities		77,950	49,885	160,502	92,501
Income and social contribution taxes paid in the year		-	-	70,645	30,923

TRANSACTION IN THE PERIOD NULL AND VOID CASH
Capital increase in subsidiaries with receivable dividends	16.a	2,750,739	-	2,750,739	-
Accounting receivable from merger of share concern Petrobras and Braskem assets	3.iii and 8	(1,751,685)	-	(1,751,685)	-
Capital increase due merger of share	11.a	999,054	-	999,054	-
Debt from subsidiaries acquired		673,164	-	676,955	-

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

SUPPLEMENTARY STATEMENT OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais, except percentages)

	Note	Company				Consolidated
		2007	%	2006	%	2007	%	2006	%

REVENUE
Gross sales and services		-		-		20,841,121		5,229,910
Rebates, discounts and returns		-		-		(114,470)		(23,712)
Reversal of allowance for doubtful accounts		-		-		4,140		5,148
Nonoperating expenses		-		(126)		8,808		(18,488)
		-		(126)		20,739,599		5,192,858
INPUTS PURCHASED FROM THIRD PARTIES
Raw materials consumed		-		-		(1,546,401)		(1,344,890)
Cost of sales and services		-		-		(16,552,275)		(2,160,340)
Materials, energy, outside services and other		(2,359)		(2,305)		(869,091)		(608,230)
Recovery (loss) of assets		5,240		3,960		(682)		7,917
		2,881		1,655		(18,968,449)		(4,105,543)

GROSS VALUE ADDED		2,881		1,529		1,771,150		1,087,315

RETENTIONS
Depreciation and amortization		(34,032)		-		(303,582)		(187,946)
		(34,032)		-		(303,582)		(187,946)

NET VALUE ADDED		(31,151)		1,529		1,467,568		899,369

VALUE ADDED RECEIVED FROM THIRD PARTIES
Equity in subsidiary and affiliated companies		315,004		291,803		576		965
Dividends and interest on capital of investment
stated at cost		31		31		1,764		1,049
Financial income		12,683		50,163		150,241		155,931
		327,718		341,997		152,581		157,945

TOTAL VALUE ADDED FOR DISTRIBUTION		296,567	100	343,526	100	1,620,149	100	1,057,314	100

DISTRIBUTION OF VALUE ADDED
Payroll and related charges		2,114	1	1,555	1	645,168	40	444,789	42
Taxes		13,317	4	6,526	2	416,799	26	142,808	14
Financial expenses and rental		99,243	33	47,072	13	275,330	17	182,369	17
Dividends and interest on capital		144,728	49	144,200	42	146,289	9	146,087	14
Retained earnings		37,165	13	144,173	42	136,563	8	141,261	13

VALUE ADDED DISTRIBUTED		296,567	100	343,526	100	1,620,149	100	1,057,314	100

The accompanying notes are an integral part of these financial statements.

Independent auditors’ report

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have examined the accompanying balance sheet of Ultrapar Participações S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007 and the related statement of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management.  Our responsibility is to express an opinion on these financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value are supplementary to the aforementioned financial statements and have been included to facilitate additional analysis. This supplementary information, not mandatory according to accounting practices accepted in Brazil, was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements as of December 31, 2007 taken as a whole.

5.
The accompanying financial statements of Ultrapar Participações S.A. and its subsidiaries, and the supplementary information of cash flows and added value, as of December 31, 2006, were audited by other independent auditors, who issued an unqualified opinion thereon dated January 31, 2007.

February 11, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto Melo	Alexandre Heinermann
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian Reais, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo). After the acquisition of certain operations of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2.	PRESENTATION OF FINANCIAL STATEMENTS AND
SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted by Ultrapar and its subsidiaries to record transactions and for the preparation of the financial statements are those established by accounting practices derived from the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

a)	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b)	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 20 that management has held and intends to hold to maturity.

Ultrapar Participações S.A. and Subsidiaries

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production that does not exceed market value.

Other assets are stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c)	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d)	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful live of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e)	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

Ultrapar Participações S.A. and Subsidiaries

f)	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, reorganizations and projects expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

g)	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the financial statement date.

h)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i)	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j)	Actuarial commitment with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

Ultrapar Participações S.A. and Subsidiaries

k)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian Reais at the current exchange rate in effect at the date of the financial statements. The criteria for preparation of the financial statements have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

l)	Supplementary statements

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors and, the statement of value added prepared in accordance with Brazilian Accounting Standard No. T3.7 - Statement of value added, issued by the Federal Accounting Council, which presents the statement of income from the viewpoint of generation and distribution of wealth.

m)	Use of estimates

The preparation of financial statements in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

Ultrapar Participações S.A. and Subsidiaries

3.	CONSOLIDATION PRINCIPLES

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %
	2007		2006
	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
SPGás Distribuidora de Gás Ltda.	-	-	-	99
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	-
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno USA LLC	-	100	-	-
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Oxiteno Andina, C.A.	-	100	-	-
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
UPB Consultoria e Assessoria S.A.	100	-	-	-
Ultracargo Terminais Ltda.	100	-	-	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	100	-	-	-
Isa-Sul Administração e Participações Ltda.	-	100	-	-
Comercial Farroupilha Ltda.	-	100	-	-
Ipiranga Administração de Bens Móveis Ltda.	-	100	-	-
Maxfácil Participações S.A. (**)	-	16	-	-
Companhia Brasileira de Petróleo Ipiranga (*)	100	-	-	-
am/pm Comestíveis Ltda. (*)	-	100	-	-
Centro de Conveniências Millennium Ltda. (*)	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	-	100	-	-
Ipiranga Comercial Importadora e Exportadora Ltda.	-	100	-	-
Ipiranga Trading Limited	-	100	-	-
Tropical Transportes Ipiranga Ltda.	-	100	-	-
Ipiranga Imobiliária Ltda.	-	100	-	-
Ipiranga Logística Ltda.	-	100	-	-
Maxfácil Participações S.A. (**)	-	34	-	-
Refinaria de Petróleo Ipiranga S.A. (***)	100	-	-	-

Ultrapar Participações S.A. and Subsidiaries

(*) As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, distribution of fuels/lubricants and related products of these companies are divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil).

(**) Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***) As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007,oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in these financial statements in accordance with Article 32 of CVM Instruction No. 247/96.

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired a controlling interest in the Ipiranga Group, as informed in the “Material Event” published on that date. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as a commission agent for Braskem and Petrobras in relation to the acquisition of their assets, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the ownership in Copesul – Companhia Petroquímica do Sul (“Copesul”) (“Petrochemical Assets”).

The transaction is structured in 4 stages:

(i) acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii) tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (occurred on October 22, 2007 for DPPI and RPI and on November 8, 2007 for CBPI);

(iii) merger of the remaining shares  of CBPI, RPI and DPPI into Ultrapar (occurred on December 18, 2007). For this merger of shares, the Company issued 54,770,590 preferred shares (see Note 16.a); and

 (iv) segregation of assets among Ultrapar, Petrobras and Braskem.

Ultrapar Participações S.A. and Subsidiaries

The assets, liabilities and income of Ipiranga/Refinery have been reflected in the Company’s financial statements since April, 2007, with minority interest presented separately in the consolidated financial statements to September, 2007. With the merger of shares, the interest of noncontrolling shareholders in Ipiranga/Refinery was eliminated, and the Company started to consolidate the total income of the companies from October, 2007. As the Company acted as commission agent for Braskem and Petrobras, the assets acquired for them were recorded as a reduction of the amounts received from them in the first and second stages of the transaction, not producing any effect in the Company’s financial statements. The balancing accounting entry of the capital increase resulting from the merger of shares referring to the North Distribution Assets and Petrochemical Assets, that will not remain with the Company, was recorded as “Other accounts receivable” in the amount of R$ 1,751,685, to be received from Braskem and Petrobras at the time when the respective assets will be delivery to them. The assets related to the operations of RPI’s oil refinery were proportionally consolidated in the Company’s financial statements, since their control is shared equally with Petrobras and Braskem.

The goodwill recorded by the Company in the three stages of acquisition totalled of R$ 483,974, amortized over 10 years from each stage date, based on the expectation of future profitability.

On April 30, 2007, the subsidiary Transultra - Armazenamento e Transporte Especializado Ltda. acquired the company Petrolog Serviços e Armazéns Gerais Ltda. for R$ 8,083, recording goodwill of R$ 6,507, amortized over 10 years, based on the expectation of future profitability.

On September 13, 2007, the subsidiary Barrington S.L. acquired the company Arch Química Andina, C.A. in Venezuela for R$ 14,972, and changed its name to Oxiteno Andina, C.A. Goodwill of R$ 164 was recorded, amortized over 10 years, based on the expectation of future profitability.

On October 15, 2007, the subsidiary SPGás Distribuidora de Gás Ltda. was upstream merged with Ultragaz Participações Ltda., with the aim of simplifying the corporate structure.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

4.	TEMPORARY CASH AND LONG-TERM INVESTMENTS

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments, in notes issued by the Austrian Government in Brazilian Reais and linked to the interbank deposit rate (CDI), and in Dual Currency Deposits; and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated
	2007	2006	2007	2006

Austrian notes	-	-	424,213	419,818
Dual Currency Deposits (a)	-	-	440,920	553,100
Foreign investments (b) (c)	-	-	192,376	223,354
Securities and fixed-income funds in Brazil	97,197	279,264	567,983	442,060
Net expenses on hedge transaction (d)	-	-	(84,801)	(52,270)
Total	97,197	279,264	1,540,691	1,586,062

Current portion	97,197	279,264	1,419,859	1,038,084
Noncurrent portion	-	-	120,832	547,978

(a)
Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian Reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.4% per year; otherwise, it will be in Brazilian Reais plus average interest of 12.6% per year. The subsidiary records the investment at the lower of the two alternative yields, which to December 31, 2007 was represented by the US dollar. To December 31, 2007 the exchange rate has always remained below the strike rate.

(b)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Oxiteno México S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

Ultrapar Participações S.A. and Subsidiaries

(c)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.b).

(d)	Accumulated gain or loss (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

5.	TRADE ACCOUNTS RECEIVABLE (CONSOLIDATED)

	2007	2006

Domestic customers Ipiranga / Refinery	855,073	-
Other domestic customers	394,123	375,464
Financing to customers Ipiranga	298,947	-
Foreign customers	125,231	76,465
(-) Advances on foreign exchange contracts	(89,933)	(50,918)
(-) Allowance for doubtful accounts	(62,124)	(21,751)
	1,521,317	379,260

Current portion	1,344,432	360,012
Noncurrent portion	176,885	19,248

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance in 2006	21,751
Initial balance of Ipiranga / Refinery	41,222
Addition recorded as selling expenses	19,394
Utilization	(20,243)
Balance in 2007	62,124

Ultrapar Participações S.A. and Subsidiaries

6.	INVENTORIES (CONSOLIDATED)

	2007			2006
	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Finished products	143,666	(4,268)	139,398	98,761	(1,528)	97,233
Work in process	1,288	-	1,288	594	-	594
Raw materials	104,764	(58)	104,706	65,502	(114)	65,388
Liquefied petroleum gas (LPG)	24,221	-	24,221	23,410	-	23,410
Fuel, lubricants and grease	264,961	(370)	264,591	-	-	-
Supplies and cylinders for resale	33,742	(2,632)	31,110	20,913	(492)	20,421
Advances to suppliers	65,821	-	65,821	10,119	-	10,119
	638,463	(7,328)	631,135	219,299	(2,134)	217,165

The changes in the provision for losses on inventories are shown below:

Balance in 2006	2,134
Additions	6,511
Write offs	(1,317)
Balance in 2007	7,328

Ultrapar Participações S.A. and Subsidiaries

7.	RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated
	2007	2006	2007	2006

Income and social contribution taxes	33,957	26,636	104,994	75,299
ICMS	-	-	167,672	101,034
Provision for losses - ICMS (*)	-	-	(46,886)	(31,438)
PIS and COFINS	21	21	31,307	28,396
VAT of subsidiaries Oxiteno México S.A. de C.V.and Oxiteno Andina, C.A.	-	-	4,011	8,474
Manufacturing Tax - IPI	-	-	8,649	601
Other	41	41	1,525	736
Total	34,019	26,698	271,272	183,102

Current portion	34,019	7,959	202,620	117,802
Noncurrent portion	-	18,739	68,652	65,300

(*)The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance in 2006	31,438
Initial balance of Ipiranga / Refinery	6,035
Addition	9,413
Balance in 2007	46,886

Ultrapar Participações S.A. and Subsidiaries

The increase in the balance of income and social contribution tax credits and IPI is mainly due to the inclusion of Ipiranga.

The increase in the balance of ICMS is due to Ipiranga and the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio, due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 76,845 as of December 31, 2007 (R$ 50,241 in 2006), of which R$ 29,806 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for use/transfer. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

Ultrapar Participações S.A. and Subsidiaries

8.	RELATED COMPANIES

	Parent Company
	Loan
	Asset	Liability
Companhia Ultragaz S.A.	1,747	-
Oxiteno S.A. Indústria e Comércio	31,775	-
Transultra – Armazenamento e Transporte Especializado Ltda.	324	-
Ultragaz Participações Ltda.	7,567	-
Melamina Ultra S.A. Indústria Química	-	456
Distribuidora de Petróleo Ipiranga S.A.	-	400,288
Refinaria de Petróleo Ipiranga S.A.	-	289,211
Total at December 31, 2007	41,413	689,955
Total at December 31, 2006	3,540	33,456

The loan balances of DPPI and RPI refer to the purchase of equity from DPPI in CBPI and RPI in DPPI and CBPI, realized to prevent reciprocal participation in the merger of shares. In addition to the operations above, the Company has R$ 1,751,685 to be received from Braskem and Petrobras as a result of the Acquisition Agreement signed between the parties for the Ipiranga Group acquisition (see Note 3).

	Consolidated
	Loans		Trade accounts
	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,640	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	12,865	-	-	-
Petroquímica União S.A.	-	-	-	5,218
Oxicap Indústria de Gases Ltda.	-	-	-	1,105
Liquigás Distribuidora S.A.	-	-	228	-
Petróleo Brasileiro S.A. Petrobras	-	-	16,518	197,925
Copagaz Distribuidora de Gás S.A.	-	-	62	-
Braskem S.A.	-	-	-	11,426
SHV Gás Brasil Ltda.	-	-	50	-
Metalúrgica Plus S.A.	-	212	-	-
Plenogás - Distribuidora de Gás S.A.	-	871	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	-	-	46	4.315
Other	-	-	24	-
Total at December 31, 2007	12,865	4,723	16,928	219.989

Total at December 31, 2006	7,360	4,738	399	13,768

Ultrapar Participações S.A. and Subsidiaries

	Consolidated
	Operations		Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	182	139,273	-
Oxicap Indústria de Gases Ltda.	-	11,228	-
Liquigás Distribuidora S.A.	3,489	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(110)
Petróleo Brasileiro S.A. - Petrobras	753	13,172,124	-
Copagaz Distribuidora de Gás S.A.	1,285	-	-
Braskem S.A.	26,904	700,639	-
SHV Gás Brasil Ltda.	1,412	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	572	421.468	1.634
Other	727	-	-
Total at December 31, 2007	35.324	14,444,732	1.524

Total at December 31, 2006	57,133	2,796,529	(295)

(*) The balance of receivable, payable, purchase and sale transactions refers substantially to fuel supplies of RPI to DPPI. The table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity.

Ultrapar Participações S.A. and Subsidiaries

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated
	2007	2006	2007	2006
Assets:
Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	26,437	20,401
Provision for contingencies	4,116	3,087	48,256	13,334
Provision for post-retirement benefits (see Note 23.b)	-	-	26,753	-
Provision for interest on capital	-	-	45,107	-
Provision for differences of cash basis versus accrual basis	-	-	29,419	16,523
Other provisions	86	82	17,828	9,302
Income and social contribution tax loss carryforwards	11,287	-	34,739	25,939
Total	15,489	3,169	228,539	85,499

Current portion	4,202	82	108,964	27,298
Noncurrent portion	11,287	3,087	119,575	58,201

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	611	865
Accelerated depreciation	-	-	168	-
Income earned abroad	-	-	-	24,252
Temporary differences of foreign subsidiaries	-	-	1,179	1,085
Total	-	-	1,958	26,202

Current portion	-	-	123	173
Noncurrent portion	-	-	1,835	26,029

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	4,202	108,964
From 1 to 2 years	11,287	41,061
From 2 to 3 years	-	26,440
From 3 to 4 years	-	34,991
From 5 to 7 years	-	8,800
From 8 to 10 years	-	8,283
	15,489	228,539

The Company and its subsidiaries have stopped to accrue income and social contribution taxes on income earned abroad for the years prior to 2002, due to the lapsing of the contingency for these years.

Ultrapar Participações S.A. and Subsidiaries

b)	Reconciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006

Income before taxes, equity in subsidiary and affiliated companies and minority interest	(125,972)	2,274	368,241	342,475
Official tax rates - %	34	34	34	34
Income and social contribution taxes at official rates	42,830	(773)	(125,202)	(116,442)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(4,714)	(38)	(5,543)	7,676
Adjustments to estimated income	-	-	9,606	1,792
Interest on capital	(45,255)	(4,893)	-	-
Workers’ meal program (PAT)	-	-	1,679	410
Other	-	-	(1,657)	140
Income and social contribution taxes before benefit of tax holidays	(7,139)	(5,704)	(121,117)	(106,424)
Benefit of tax holidays - ADENE	-	-	35,152	50,332
Income and social contribution taxes in the statements of income	(7,139)	(5,704)	(85,965)	(56,092)

Current	(19,459)	(5,937)	(207,798)	(111,779)
Deferred	12,320	233	86,681	5,355
Benefit of tax holidays - ADENE	-	-	35,152	50,332

Ultrapar Participações S.A. and Subsidiaries

c)	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	-%	date

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)  In December 2007, Suape plant’s exemption expired and in the first quarter of 2008 a request will be filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2017.

Ultrapar Participações S.A. and Subsidiaries

10.	PREPAID EXPENSES (CONSOLIDATED)

	2007	2006

Rents	31,304	2,850
Expenses with bond issuances	10,183	12,806
Insurance premium	1,567	2,771
Other prepaid expenses	7,070	3,452
	50,124	21,879

Current portion	13,195	8,620
Noncurrent portion	36,929	13,259

The increase in the balance of rents is due the inclusion of the Ipiranga operations.

Ultrapar Participações S.A. and Subsidiaries

11.	INVESTMENTS

a)	Subsidiaries of the Company

	2007
	Ultragaz Participações Ltda. (i)	Ultracargo - Operações Logísticas e Participações Ltda. (i)	Imaven Imóveis e Agropecuária Ltda. (i)	Oxiteno S.A. Indústria e Comércio (i)	Distribuidora de Produtos de Petróleo Ipiranga S.A. (i) (ii)	Companhia Brasileira de Petróleo Ipiranga (i) (ii)	Refinaria de Petróleo Ipiranga S.A. (i) (ii)

Number of shares or quotas held	4,336,062	2,461,346	27,733,974	35,102,127	32,000,000	105,952,000	29,600,000
Net equity adjusted for unrealized profit between subsidiaries - R$	421,491	208,402	50,693	1,539,378	922,752	839,527	274,501
Net income for the year R$	47,654	2,110	4,621	127,413	62,066	55,624	15,516

	2007								2006
	Ultragaz Participações Ltda. (i)	Ultracargo - Operações Logísticas e Participações Ltda. (i)	Imaven Imóveis e Agropecuária Ltda. (i)	Oxiteno S.A. - Indústria e Comércio (i)	Distribuidora de Produtos de Petróleo Ipiranga S.A. (i) (ii)	Companhia Brasileira de Petróleo Ipiranga (i) (ii)	Refinaria de Petróleo Ipiranga S.A. (i) (ii)	Total	Total

Changes in investments:
Balance at beginning of year	374,032	206,292	46,072	1,399,089	-	-	-	2,025,485	2,153,873
Acquisition of shares	-	-	-	-	187,012	123,906	-	310,918	-
Merger of shares (iii)	-	-	-	-	727,451	745,420	279,620	1,752,491	-
Goodwill / cost acquisition	-	-	-	-	308,520	165,863	9,591	483,974	-
Goodwill amortization	-	-	-	-	(21,297)	(12,735)	-	(34,032)	-
Income taxes on revaluation reserves in subsidiaries	(195)	-	-	-	-	-	-	(195)	(391)
Dividends and interest on capital	-	-	-	(30,334)	(53,776)	(85,424)	(20,636)	(190,170)	(68,205)
Equity pick-up	47,654	2,110	4,621	127,413	62,066	55,624	15,516	315,004	291,803
Capital increase (decrease)	-	-	-	43,210	-	-	-	43,210	(351,595)
Balance at end of year	421,491	208,402	50,693	1,539,378	1,209,976	992,654	284,091	4,706,685	2,025,485

(i)	Financial statements audited by our independent auditors
(ii)
This information refers to the activities of distribution of fuels/lubricants and related activities (South and Southeast), Empresa Carioca de Produtos Químicos S.A. and oil refining operations of these subsidiaries pertaining to Ultrapar.

(iii)	Includes the acquisition to avoid reciprocal participation in the merger of shares (see Notes 3 and 8).

Ultrapar Participações S.A. and Subsidiaries

b)	Affiliated companies (consolidated)

	2007
	Transportadora Sulbrasileira de Gás S.A. (i)	Oxicap Indústria de Gases Ltda. (iv)	Química da Bahia Indústria e Comércio S.A. (iv)

Number of shares or quotas held	20,125,000	156	1,493,120
Net equity - R$	29,487	7,180	7,560
Net income for the year - R$	(467)	495	610
Ownership interest - %	25	25	50

	2007				2006
	Transportadora Sulbrasileira de Gás S.A. (i)	Oxicap Indústria de Gases Ltda. (iv)	Química da Bahia Indústria e Comércio S.A. (iv)	Total	Total

Changes in investments:
Balance at beginning of year	-	1,814	3,475	5,289	4,182
Ipiranga acquisition	9,499	-	-	9,499	-
Goodwill write-off	(2,274)	-	-	(2,274)	-
Advance for future capital increase	-	-	-	-	142
Refund advance for future capital increase	-	(142)	-	(142)	-
Equity pick-up	148	123	305	576	965
Balance at end of year	7,373	1,795	3,780	12,948	5,289

(iv)	Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2007. Other subsidiaries are valued based on the financial statements as of December 31, 2007.

Ultrapar Participações S.A. and Subsidiaries

12.	PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual	2007				2006
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	179,791	-	(197)	179,594	46,676
Buildings	4	624,692	(292,244)	-	332,448	204,237
Leasehold improvements	4	192,419	(72,627)	-	119,792	68,456
Machinery and equipment	8	1,113,853	(579,046)	(468)	534,339	458,265
Equipment and fixtures for the distribution of fuels / lubricants	10	760,741	(459,383)	-	301,358	-
Gas tanks and cylinders for LPG	10	289,263	(178,947)	(1,227)	109,089	114,447
Vehicles	20	221,494	(164,955)	-	56,539	35,622
Furniture and fixtures	10	61,566	(34,949)	-	26,617	14,912
Construction in progress	-	493,036	-	-	493,036	107,034
Advances to suppliers	-	78,567	-	-	78,567	49,231
Imports in transit	-	1,964	-	-	1,964	523
IT equipment	20	147,471	(114,023)	-	33,448	12,372
Other		2,450	(356)	-	2,094	-
		4,167,307	(1,896,530)	(1,892)	2,268,885	1,111,775

The changes in the provision for losses on property, plant and equipment are shown below:

Balance in 2006	1,259
Addition	1,600
Write offs	(967)
Balance in 2007	1,892

Construction in progress refers substantially to: (i) the construction of the fatty alcohols plant; (ii) the expansions and renovations of the plants; and (iii) the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries CBPI and DPPI.

Ultrapar Participações S.A. and Subsidiaries

Advances to suppliers refer to the purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	2007			2006
		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	16,296	-	16,296	15,503
Buildings	43,866	(35,671)	8,195	9,771
Machinery and equipment	31,738	(30,863)	875	1,086
Gas tanks and cylinders	48,873	(48,873)	-	-
Vehicles	661	(661)	-	-
	141,434	(116,068)	25,366	26,360

The depreciation of theses revaluations in the amount of R$ 1,715 as of December 31, 2007 (R$ 1,874 as of December 31, 2006) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 6,772 as of December 31, 2007 (R$ 7,491 as of December 31, 2006), of which R$ 611 as of December 31, 2007 (R$ 865 as of December 31, 2006) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 6,161 as of December 31, 2007 (R$ 6,626 as of December 31, 2006) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

13.	INTANGIBLE ASSETS (CONSOLIDATED)

	Annual	2007				2006
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	112,975	(79,851)	-	33,124	24,575
Commercial property rights	3	16,334	(2,221)	-	14,113	14,663
Goodwill	20	15,495	(11,291)	-	4,204	6,138
Technology	20	20,282	(5,294)	-	14,988	15,197
Other	10	1,431	(130)	(836)	465	440
		166,517	(98,787)	(836)	66,894	61,013

There were no changes in the provision for losses during the year of 2007.

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

14.	DEFERRED CHARGES (CONSOLIDATED)

	Annual	2007			2006
	amortization average		Accumulated	Net book	Net book
	rates - %	Cost	amortization	value	value

Expenses with reorganizations and projects	20	63,865	(18,246)	45,619	39,744
Pre-operating expenses	12	6,728	(3,306)	3,422	4,596
Installation of Ultrasystem equipment at customers’ facilities	33	196,168	(133,817)	62,351	61,005
Goodwill	10	498,314	(40,982)	457,332	5,950
Other	20	2,930	(1,530)	1,400	961
		768,005	(197,881)	570,124	112,256

Expenses on reorganizations and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

In 2007, goodwill related to the share acquisitions of Petrolog Serviços e Armazéns Gerais Ltda. of R$ 6,507, for Ipiranga of R$ 483,974 and Oxiteno Andina, C.A. of R$ 164 are being amortized over 10 years (see Note 3).

Ultrapar Participações S.A. and Subsidiaries

15.     LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

  a)       Composition

				Annual
			Index/	Interest
Description	2007	2006	currency	rate 2007 - %	Maturity

Foreign currency:
Syndicated loan (b)	106,427	128,460	US$	5.05	2008
Notes in the foreign market (b)	106,597	128,665	US$	9.0	2020
Notes in the foreign market (c)	443,717	535,576	US$	7.25	2015
Notes in the foreign market (d)	106,830	-	US$	9.88	2008
Working capital loan	3,428	1,375	MX$ + TIIE (i)	1.0	2008
Foreign financing	21,656	26,155	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	19,576	14,445	MX$ + TIIE (i)	From 1.1 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	9,618	-	US$ +LIBOR	From 1.0 to 3.5	From 2009 to 2010
Import financing (FINIMP)	13,226	-	US$	6.54	2008
Advances on foreign exchange contracts	132,143	1,295	US$	From 5.95 to 6.50	< 229 days
National Bank for Economic and Social Development (BNDES)	5,999	12,890	UMBNDES (ii)	10.75	From 2008 to 2011
National Bank for Economic and Social Development (BNDES)	16,018	10,120	US$	From 7.76 to 10.91	From 2010 to 2014
Export prepayments, net of linked operations	3,123	11,100	US$	6.2	2008
Subtotal	988,358	870,081

Local currency:
National Bank for Economic and Social Development (BNDES)	256,012	199,890	TJLP (iii)	From 1.80 to 4.85	From 2008 to 2014
National Bank for Economic and Social Development (BNDES)	2,515	7,005	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	63,050	40,742	TJLP (iii)	From 2.7 to 5.1	From 2008 to 2011
Research and projects financing (FINEP)	61,572	46,881	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (e.1)	310,473	312,794	CDI	102.5	2008
Debentures (e.2)	359,388	-	CDI	103.8	2011
Debentures (e.3)	908,859	-	CDI	102.5	2008
Banco do Nordeste do Brasil	103,558	19,790	FNE (v)	From 9.78 to 11.50	2018
Financial institutions	123,801	-	CDI	100	From 2008 to 2009
Other	297	217	-	-	-
Subtotal	2,189,525	627,319
Total financing and debentures	3,177,883	1,497,400

Current liabilities	1,818,657	115,553
Non current liabilities	1,359,226	1,381,847

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 94%, of which is linked to the U.S. dollar.

(iii)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(iv)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(v)	FNE = Financing of Northeast Fund.

Ultrapar Participações S.A. and Subsidiaries

The long-term portion matures as follows:

	2007	2006

From 1 to 2 years	282,353	529,331
From 2 to 3 years	204,021	101,468
From 3 to 4 years	182,136	37,404
From 4 to 5 years	55,687	21,686
Over 5 years	635,029	691,958
	1,359,226	1,381,847

b)	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note. Thus, the Company stopped eliminating the Original Notes in its financial statements.

Ultrapar Participações S.A. and Subsidiaries

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 millions, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets;

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

Ultrapar Participações S.A. and Subsidiaries

d)	Notes in the foreign market

On August 1, 2003, the subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In 2006, partial redemption was performed in the amount of US$ 79.6 million or R$ 164.9 million.

e)	Debentures

e.1) On March 1, 2005, the Company issued a single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000

Final maturity:	March 1, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Yield payment:	Semiannually, beginning March 1, 2005

Repricing:	None

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and also included the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of the Company and its subsidiaries to conduct business.

Ultrapar Participações S.A. and Subsidiaries

e.2) On April 18, 2006, subsidiary Companhia Brasileira de Petróleo Ipiranga registered in the Brazilian Securities and Exchange Commission - CVM, the public distribution of 35,000 debentures, single series, non-convertible into shares and non-preferred (chirographary) whose main features are:

Nominal unit value:	R$ 10,000

Final maturity:	April 1, 2011

Nominal value payment:	three quotas in 2009, 2010 and 2011

Yield:	103.8% of CDI

Yield payment:	Semiannually, beginning April 1, 2006

e.3) The Company issued debentures in the amount of R$ 889 million, in two series, to face its share of disbursement in the first and second stages of the acquisition of Ipiranga Group.

	1st series	2nd series

Nominal unit value:	R$ 675,000,000	R$ 214,000,000

Final maturity:	April 11, 2008	October 22, 2008

Yield payment,
semiannually beginning:	October 11, 2007	April 22, 2008

Nominal value payment:	Lump sum at final maturity

Yield:	102.5% of CDI

Repricing:	None

Ultrapar Participações S.A. and Subsidiaries

f)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	2007	2006

Amount of financing secured by:
Property, plant and equipment	63,017	42,667
Shares of affiliated companies and minority shareholders’ guarantees	2,514	7,005
	65,531	49,672

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 986,174 as of December 31, 2007 (R$ 1,073,134 as of December 31, 2006).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 21,609 as of December 31, 2007 (R$ 34,879 as of December 31, 2006), with terms of up to 213 days. As of December 31, 2007, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

The Company and its subsidiaries have in some loans, financing and debentures, cross default clauses which oblige them to pay the contracted debt in case of default of any other debts in the amount equal or higher than US$ 10 million. As of December 31, 2007 has no default occurred in relation to the Company and its subsidiaries’ debt.

Ultrapar Participações S.A. and Subsidiaries

16.	SHAREHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common and 86,666,102 preferred shares.

The table below represents the changes in shares and capital occurred in 2007:

		Total shares
Events	Capital	Common shares	Preferred shares	Total
Balance as of December 31,2006	946,034	49,429,897	31,895,512	81,325,409
Preferred shares issued in Extraordinary Shareholders’ Meeting, occurred on December 18, 2007(see Note 3.iii)	2,750,739	-	54,770,590	54,770,590
Balance as of December 31,2007	3,696,773	49,429,897	86,666,102	136,095,999

As of December 31, 2007, 10,397,575 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to noncontrolling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

Ultrapar Participações S.A. and Subsidiaries

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

During the period of 2007, 424,500 preferred shares were acquired at the average cost of R$ 59.37 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006 and extended through in the Board of Director’s Meeting of August 08, 2007.

As of  December 31, 2007, the Company’s financial statements record 541,197 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 50.61 and R$ 19.30 per share, respectively. The consolidated financial information record 833,147 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 42.64 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of December 31, 2007 on the São Paulo Stock Exchange (BOVESPA) was R$ 63.00.

c)	Capital reserve

The capital reserve in the amount of R$ 3,664 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 40.42 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

Ultrapar Participações S.A. and Subsidiaries

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e)	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f)	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

 g)       Dividends and appropriation of net income (Company)

According to the Company’s bylaws, the shareholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated according to the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Shareholders’ Meeting, are as follows:

2007

Net income	181,893
Legal reserve	(9,095)
Retention of profits reserve	(28,070)
Dividends balance	144,728

Realization of realizable profits reserve	96,145
Proposed dividends payable (R$ 1.777031 per share)	240,873

Ultrapar Participações S.A. and Subsidiaries

  h)      Conciliation of shareholders’ equity - Company and consolidated

	2007	2006

Shareholders’ equity - Company	4,609,982	1,940,710
Treasury shares held by subsidiaries, net of realization	(6,391)	(4,723)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,806)	(2,476)
Shareholders’ equity - consolidated	4,600,785	1,933,511

  i)       Reconciliation of net income - Parent Company and consolidated

In 2006, the difference between the net income by Parent Company and consolidated, was resulting from the reversal of the allowance for scheduled factory maintenance of Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, in the amount of R$ 6,309.

17.	NONOPERATING EXPENSES, NET (CONSOLIDATED)

Composed mainly of R$ 12,651 (income) (R$ 4,818 (expense) in 2006) of result on the sale of property, plant and equipment, mainly gas cylinders, wagon tanks and vehicles, R$ 2,274 goodwill write off by Transportadora Sulbrasileira de Gás, and R$ 1,569 (R$ 13,670 in 2006) of deferred write offs related to projects.

Ultrapar Participações S.A. and Subsidiaries

18.	SEGMENT INFORMATION

The Company has four relevant segments: gas, chemicals, logistics and distribution. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	2007						2006
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	3,111,213	1,685,731	185,960	14,915,569	22,832	19,921,305	4,794,048
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	132,258	106,702	14,629	261,022	(28,449)	486,162	330,391
Total assets, net of related parties	834,097	2,737,275	375,081	2,874,551	2,403,500	9,224,504	3,849,844

In the table above, the column "other" is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

Ultrapar Participações S.A. and Subsidiaries

19.	FINANCIAL INCOME AND EXPENSES, NET (CONSOLIDATED)

	2007	2006

Financial income:
Interest on temporary cash investments and noncurrent investments	145,063	163,223
Interest on trade accounts receivable	19,181	5,295
Monetary and exchange variation income	(13,089)	(14,408)
Other income	(914)	1,821
	150,241	155,931
Financial expenses:
Interest on loans and financing	(97,278)	(85,477)
Interest on debentures	(123,892)	(44,827)
Bank charges	(18,700)	(14,677)
Monetary and exchange variations expenses	48,283	17,660
Financial results from currency hedge transactions	(24,615)	(18,977)
PIS/COFINS/CPMF/IOF/other financial expenses (see Note 21 a) (*)	(38,699)	28,952
Other expenses	(14,751)	(8,013)
	(269,652)	(125,359)

Financial (expenses) income, net	(119,411)	30,572

(*) In 2006, includes R$ 49,749 referring to the recovery of credits as mentioned in Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

20.	RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of December 31, 2007, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,485 (R$ 1,558 in 2006), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 16,735 (R$ 20,020 in 2006), and Ipiranga / Refinery maintained R$ 43,448 as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing, as mentioned in Note 15.

Ultrapar Participações S.A. and Subsidiaries

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly between CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian Reais at December 31, 2007 and 2006:

	2007	2006

Assets:
Investments abroad and hedges	284,915	94,417
Foreign cash and cash equivalents	7,970	861
Temporary cash and long-term investments in foreign currency	633,296	776,454
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	35,122	25,352
	961,303	897,084

Liabilities:
Foreign currency financing	988,358	870,081
Import payables	14,544	30,872
	1,002,902	900,953

Net asset position	(41,599)	(3,869)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated financial information of income for December 31, 2007, in the amount of R$ 23,954 (financial expense of R$ 15,297 in 2006).

Ultrapar Participações S.A. and Subsidiaries

•	Market value of financial instruments

Market value of financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	203,057	203,057	31,992	31,992
Temporary cash investments	1,419,859	1,439,158	1,038,084	1,034,144
Noncurrent investments	120,832	121,105	547,978	564,379
	1,743,748	1,763,320	1,618,054	1,630,515

Financial liabilities:
Current and long-term loans	1,599,163	1,619,770	1,184,606	1,211,849
Current and long-term debentures	1,578,720	1,578,623	312,794	312,748
	3,177,883	3,198,393	1,497,400	1,524,597

Investment-
Investments in affiliated companies	34,117	47,411	25,497	28,978

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2007 and 2006. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

Ultrapar Participações S.A. and Subsidiaries

21.	CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of December 31, 2007.

The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. In September 2005, the SDE (Economic Law Department) issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries can still discuss the issue at the judicial level.

Ultrapar Participações S.A. and Subsidiaries

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 21 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Six lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 22,488. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. In 2005, the STF decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first semester of 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759 (in 2006 - R$ 23,524 of accrual reversal and R$ 26,225 of recovery of amounts paid in previous periods), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 30,399, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the judgement decisions at the administrative appeal level was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2007 is R$ 42,861 (R$ 33,351 in 2006).

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 81,207 as of December 31, 2007 (R$ 32,346 in 2006) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 13,571 as a possible contingency, in case of unfavorable outcome of such lawsuits.

Ultrapar Participações S.A. and Subsidiaries

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 10,655; the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the position of Supreme Court – STF and based on opinion of our legal counsellor, the provision for contingency was recorded in amount of R$ 6,624.

In 2007, considering the evolution of the recent jurisprudence, the valuation of its legal advisors and the increase of amounts involved in realized operations, the Company and its subsidiaries decided to accrue PIS and COFINS on credits of interest on capital. The total amount accrued as of December 31, 2007 is R$ 20,665.

Regarding Ipiranga / Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 6,990; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 27,392; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15,680; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

Ultrapar Participações S.A. and Subsidiaries

The main tax contingencies of Ipiranga / Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the financial statements, refer to ICMS, in the total amount of R$ 113,972 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of December 31, 2007, is R$ 39,570.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aim at recovery of taxes and contributions, that have not been registered in the financial statements due to their contingent nature.

Judicial deposits and provisions are summarized below:

Provisions	Balance in 2006	Initial balance of Ipiranga / Refinery acquisition	Additions	Write-off	Interest	Balance in 2007

Income and social contribution taxes	36,030	63	62,722	-	6,790	105,605
PIS and COFINS	14,753	-	30,924	(12,759)	652	33,570
ICMS	15,864	50,229	-	(7,060)	2,070	61,103
INSS	2,172	50	-	(125)	258	2,355
Other	-	847	908	(251)	531	2,035
Civil lawsuits	-	5,224	819	(1,756)	218	4,505
Labor claims	-	13,364	2,051	(2,779)	1,202	13,838
(-) Judicial deposits	(32,346)	(7,093)	(52,764)	1,716	(5,670)	(96,157)
Total	36,473	62,684	44,660	(23,014)	6,051	126,854

Ultrapar Participações S.A. and Subsidiaries

b)	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA  and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of December 31, 2007, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A. that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended December 31, 2007 and 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment		Actual demand
	2007	2006	2007	2006

In tons of ethylene	180,000	137,900	197,242	181,496

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively.

Ultrapar Participações S.A. and Subsidiaries

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 445 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 258 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ipiranga / Refinery have an insurance and risk management program which provides coverage for all their insurable assets, as well as coverage against risks resulting from the interruption of production, by means of an operating risk policy negotiated with the national and international insurance market, through the Brazilian Reinsurance Institute.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

The main coverage relates to operating risks, loss of profits, multiple industrial perils, multiple office risks, named perils - pools and civil liability.

Ultrapar Participações S.A. and Subsidiaries

d)	Lease agreements for distribution of fuels and IT equipment

On December 31, 2007, the subsidiaries CBPI and DPPI had lease agreements mainly related to fuel distribution equipments, such as tanks, gas pump and compressors. The terms of these agreements are between 36 and 48 months.

The property, plant and equipment amount, net of depreciation, and the liability  corresponding to these equipments, if they were capitalized, are shown below:

2007

Property, plant and equipment net of depreciation	19,160

Financing as of December 31, 2007	17,558

Current liabilities	7,654

Non-current liabilities	9,904

The future payments assumed in connection with these contracts, totalize approximately:

2007

2008	7,724
2009	6,456
2010	3,480
2011	16

17,676

The payments above include the predetermined interest and will be updated by the CDI, until their respective dates.

Ultrapar Participações S.A. and Subsidiaries

22.	SHARE COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares between five and ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until December 31, 2007, including taxes, was R$ 16,279 (R$ 12,263 in 2006). This amount is being amortized over a period from five to ten years and the amortization related as of December 31, 2007 in the amount of R$ 1,260 (R$ 949 in 2006), was recorded as an operating expense for the period.

Ultrapar Participações S.A. and Subsidiaries

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

a) ULTRAPREV – Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of December 31, 2007, the Company and its subsidiaries contributed R$ 3,469 (R$ 3,337 in 2006) to Ultraprev, which was charged to income for the period. The total number of participating employees as of December 31, 2007 was 5,522, with 14 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

b) Fundação Francisco Martins Bastos

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

FFMB’s benefit plan was created in 1993. At first, only the basic benefit was granted (structured in the form of a defined benefit) and in July 1998, the supplementary benefit became effective (in the form of a defined contribution during the stage when programmable benefits are capitalized) with a percentage of contribution applicable on the possible variable remuneration. The cost of the plan is apportioned between the sponsors and participants.

Besides the retirement of eligible employees Ipiranga/Refinery also provide for post-retirement benefits with a bonus for the length of service, severance of the Government Severance Indemnity Fund - FGTS and health insurance plan and life insurance for eligible employees ("supplementary benefits").

Amounts related to the supplementary benefits and pension plan have been determined upon an annual actuarial assessment, carried out by independent actuaries, on December 31, 2007 and are recorded in the financial statements in accordance with CVM Resolution No. 371/2000.

The reconciliation of post-retirement benefits` liabilities at December 31 is as follows:

Consolidated

2007

Present value of liabilities	(372,236)
Present value of liabilities unprovided	(76,878)
Fair value of assets	417,786
Non-recognized actuarial gains	(62,604)
Liabilities net of post-retirement benefits	(93,932)

(-) Current liabilities	(8,768)

Non-current liabilities	(85,164)

The portion of actuarial gains or losses to be recorded as income or deficit is the amount of unrecorded gains or losses which exceed the highest of the limits below, in each year:

(i)10% of the current amount of total actuarial liability of the defined benefit; and

Ultrapar Participações S.A. and Subsidiaries

(ii)10% of the fair value of the plan's assets.

The portion which exceeds the limits shall be amortized on an annual basis and the amount will be divided by the estimated remaining average working life for employees taking part in the plan.

Amounts recorded in the Statement of operations are as follows:

Consolidated

2007

Current services cost	10,005
Interest cost	47,540
Expected return on assets	(46,990)
Amortization of actuarial losses	665
Employee’s contribution	(3,115)

Total expenses for the year	8,105

Ultrapar Participações S.A. and Subsidiaries

The turnover of net liabilities of post-retirement benefits may be summarized as follows:

Consolidated

2007

Net liability at the beginning of the year	(91,180)
Expenses in the year	(8,105)
Real contributions of the company in the year	5,080
Real benefits paid in the year	4,357
Liability written-off due to sale/effect reduction	(4,084)
Net liability at the end of the year	(93,932)

The principal actuarial assumptions adopted are the following:

•	Discount rate at present value of actuarial liability - 10.2% p.a.
•	Expected long-term return on plan assets – 10.2% p.a.
•	Expected salary increase rate - 6.1% p.a.
•	Inflation rate (long-term) - 4.0% p.a.
•	Growth rate of medical benefits - 7.1% p.a.

Biometric assumptions used:

•	Life table - AT 1983 Basic compensation of 10%*
•	Turnover table - adjusted Towers Perrin
•	Disabled persons' life table - RRB 1983
•	Disability entry table - RRB 1944 changed

* The CSO-80 life table was used for the life insurance benefit

Ultrapar Participações S.A. and Subsidiaries

24.	SUBSEQUENT EVENTS

a) Right of redemption: merger of shares

On January 21, 2008, the period in which minority shareholders could have chosen to withdraw from RPI, DPPI, CBPI and Ultrapar expired. No shareholders have exercised this right.

 b) Changes in the Brazilian Corporate Law

On December 28, 2007, Law n. 11.638/07 was issued, modifying certain aspects of the Brazilian Corporate Law (Law n. 6.404, of December 15, 1976). These changes are designed to increase the harmonization of accounting practices adopted in Brazil with the international standards (IFRS) derived from practices issued by the International Accounting Standard Board (IASB).

The Company already reports the Cash Flow Statement and the Statement of Value Added, and is analyzing the impacts of other changes introduced by the new law. Management believes that the main impacts of the new law would consist in the creation of new sub-groups of accounts, the application of new criteria for the valuation and classification of financial instruments and the present value adjustment of long term – and relevant short term - assets and liabilities. The impacts of the changes introduced by the new law will be recognized in the Company´s financial statements during 2008.

Item 6
ULTRAPAR PARTICIPAÇÕES S.A.

Public Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of a Meeting of the Board of Directors (02/2008)

Date, Time and Location:
February 20, 2008, at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9th, in the City and State of São Paulo.

Presence:
Members of the Board of Directors, dully signed, members of the Fiscal Council dully signed, in compliance with the terms of Paragraph 3 of Article 163 of Brazilian Corporation Law, and Mr. Alexandre Heinerman, representative of KPMG Auditores Independentes (“KPMG”).

Deliberated matters:

1.
Approval of the financial statements, including the balance sheets and management report, related to the financial years ended in December 31, 2007, as well as the proposed destination of earnings for the period and the distribution of dividends, supported by a report containing the opinion from the company's independent auditors.

2.
The board members have approved the capital budget proposed for the financial year 2008 as attached, to be submited to the approval of the  shareholders at the company's Annual General Meeting in accordance with Article 196, of Law Nº 6.404/76.

(Meeting of the Board of Directors of Ultrapar Participações S.A., February 20, 2008)

3.
To approve, subject to voting at the Annual General Shareholders Meeting, the following proposal by the Executive Board for the destination of earnings in the year ended, in the total amount of R$ 181,893,006.45 (one hundred eighty one million, eight hundred and ninety-three thousand, and six reais and forty-five centavos):

a)	R$ 9,094,650.32 (nine million, ninety-four thousand, six hundred and fifty reais and thirty two centavos), for the Legal Reserve ;

b)	R$ 28,069,992.38 (twenty eight million, sixty-nine thousand, nine hundred and ninety two reais and thirty-eight centavos), to the Reserve of Realizable Profits, based on the approved capital budget;

c)
R$ 144,728,363.75 (one hundred and forty four million, seven hundred and twenty-eight thousand, three hundred and sixty-three reais and seventy five centavos) as dividends to  common and preferred shareholders. This amount, added to the tranche of profits from the Reserve of Realizable Profits of R$ 96,144,962.99 (ninety-six million, one hundred and forty-four thousand, nine hundred and sixty-two reais and ninety-nine centavos), will be paid to shareholders from March 7, 2008 onwards, without monetary remuneration or correction, representing the total amount of R$ 1.777031 per ordinary and preferred share. According to this deliberation, the total amount to be distributed in the form of dividends for the period add to R$ 240,873,326.74 (two hundred and forty million, eight hundred and seventy-three thousand, three hundred and twenty-six reais and seventy-four centavos).

(Meeting of the Board of Directors of Ultrapar Participações S.A., of February 20, 2008)

The record date for the distribution of dividends will be February 27, 2008 in Brazil and March 3, 2008 in the United States of America.

4.	The members of the board discussed the strategy and the implementation of the next steps in the Ipiranga project.

5.	The members of the board discussed a number of significant projects for the expansion of the Ultra Group.

6.
The members of the board approved the proposal by the Executive Board members of the company to join the Level II of Corporate Governance of Bovespa once the last stage of the acquisition of the Ipiranga Group is concluded.

7.	The Board of Directors decided to authorize the Executive Board to execute any document related to the approval above.

Observations:  The deliberations were approved unanimously by all presents, except for board member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned board members present, as well as the members of the fiscal council.

Paulo Guilherme Aguiar Cunha– Chairman

Lucio de Castro Andrade Filho - Vice President

Ana Maria Levy Villela Igel

Nildemar Secches

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., February 20, 2008)

Olavo Egydio Monteiro de Carvalho

Renato Ochman

Members of the Fiscal Council Present

Flavio Maia Luz

John Michael Streithorst

Mario Probst

Raul Murgel Braga

Wolfgang Eberhard Rohrbach

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., February 20, 2008)

ANNEX
CAPITAL EXPENDITURE BUDGET

CAPITAL EXPENDITURE BUDGET FOR 2008
(amounts in R$ '000)

1 . Sources of funding	1,987,069

-Own funds (profit retained from the this financial year is)	796,117
-Own funds (earnings for the year 2007)	28,070
-Third-party funds (financing)	(588,803)
-Entry of 3rd phase receivable from Braskem and Petrobrás	1,751,685

2 . Investment projects for 2008	948,398

-investment in expansion	695,667
-investment in productivity and quality	126,731
-investment in working capital	126,000

3 . Funds for acquisitions in 2008	1,038,671

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 22, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Dividends Notice to Shareholders, Material Notice)